                                                Filed Pursuant to Rule 422(b)(4)
                                                      Registration No. 333-38573

PROSPECTUS
dated November 17, 1997

                                2,000,000 SHARES

                             [NOVOSTE, INC. LOGO]

                                  COMMON STOCK

Of the 2,000,000 shares of Common Stock offered hereby, 1,600,000 shares are being issued and sold by Novoste Corporation ("Novoste" or the "Company") and 400,000 shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the shares being sold by the Selling Shareholders.

The Common Stock is traded on The Nasdaq National Market under the symbol "NOVT." On November 17, 1997, the last sale price of the Common Stock on The Nasdaq National Market was $20.00 per share. See "Price Range of Common Stock."

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================================
                                    PRICE TO           UNDERWRITING         PROCEEDS TO      PROCEEDS TO SELLING
                                     PUBLIC            DISCOUNT(1)           COMPANY(2)          SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------
Per Share....................        $19.50               $1.17                $18.33               $18.33
-----------------------------------------------------------------------------------------------------------------
Total(3).....................     $39,000,000           $2,340,000          $29,328,000           $7,332,000
=================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including under the Securities Act of 1933. See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $350,000.
(3) The Company and two Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an aggregate of 300,000 shares of Common Stock solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be $44,850,000, $2,691,000, $32,444,100 and $9,714,900, respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters subject to prior sale when, as, and if delivered and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about November 21, 1997.

PIPER JAFFRAY INC.
            COWEN & COMPANY
                                  NATIONSBANC MONTGOMERY SECURITIES, INC.

     [A/H diagram of Beta-Cath System device with a description of its anticipated benefits and its component parts. Also includes a rendering of a human heart with a close-up view of the Beta-Cath System catheter inside a coronary artery.]

     The Company's Beta-Cath System is an investigational device and has not been approved by the FDA for commercial sale in the United States. The Beta-Cath System is in the early stage of clinical testing and clinical data obtained to date are insufficient to demonstrate safety and efficacy. There can be no assurance that the Beta-Cath System will receive FDA approval if such approval is sought.
                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH OTHERWISE MIGHT PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     Novoste(TM), Beta-Cath(TM) and the Novoste(TM) logo are trademarks of the Company.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copies may be obtained upon payment of the fees prescribed by the Commission, from the Public Reference Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a Web site that contains reports, proxy and information statements and other information of registrants that file electronically with the Commission pursuant to the EDGAR system. The address of the Commission's Web site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act with respect to the Common Stock offered by this Prospectus (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained, upon payment of the fees prescribed by the Commission, from the Public Reference Rooms of the Commission's offices in Washington, D.C., Chicago and New York at the addresses set forth above, or may be examined without charge at those offices of the Commission. The Registration Statement, including the exhibits and schedules thereto, can also be accessed through the Commission's Web site at http://www.sec.gov.

                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (iii) Definitive Proxy Statement for the June 20, 1997 Annual Meeting of Shareholders, heretofore filed with the Commission, are incorporated in this Prospectus by reference. All reports and proxy statements filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall likewise be deemed to be incorporated in this Prospectus by reference from the respective dates of filing of such documents.

     Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon oral or written request, the Company will provide without charge a copy of any document incorporated in this Prospectus, exclusive of exhibits, to each person to whom this Prospectus is delivered. Requests for such documents should be directed to Cheryl Johnson, Vice President, Investors Relations and Business Development at the corporate headquarters of the Company, 4350-C International Blvd., Norcross, Georgia 30093 (telephone no. 770-717-0904).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in the Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Novoste Corporation ("Novoste" or the "Company") is developing the Beta-Cath System, an intraluminal beta radiation catheter delivery system designed to reduce the frequency of restenosis subsequent to percutaneous transluminal coronary angioplasty ("PTCA"). The Beta-Cath System applies localized beta radiation to the site of the vascular injury caused by a PTCA procedure and is designed to inhibit long-term cell proliferation ("hyperplasia") and vascular remodeling, each primary causes of restenosis.


     The Company has conducted feasibility trials at two U.S. medical centers under an Investigational Device Exemption ("IDE") granted by the U.S. Food and Drug Administration ("FDA") and at a Canadian and a European site. As of November 14, 1997, a total of 84 patients had been enrolled in these studies. Of the 35 patients which, as of September 25, 1997, had received six-month follow-up and analysis, 11% (four patients) were reported restenotic. This data suggests a 70% reduction in the rate of restenosis in patients who received treatment with the Beta-Cath System, when compared to a historical control group which received PTCA only. Of these 35 patients, treated arteries on average maintained 100% of the enlargement achieved with PTCA (a late loss index of 0%). Using data from these feasibility trials, the Company intends to submit by the end of the first quarter of 1998 an application for a CE mark to commence marketing of the Beta-Cath System in Europe.



     On July 30, 1997, the Company initiated a randomized, triple-masked, placebo-controlled, multicenter human clinical trial under an IDE granted by the FDA to determine the clinical safety and efficacy of the Beta-Cath System for use in coronary arteries. The Company expects to enroll approximately 1,100 patients in the trial at 30 medical sites principally located in the United States. As of November 14, 1997, a total of 58 patients had been enrolled at 13 medical centers. Following eight-month follow-up patient evaluation, which the Company anticipates will be completed in the first half of 1999, the Company intends to submit an application to the FDA for pre-market approval ("PMA") for commercial sale of its Beta-Cath System in the United States.


     More than 13 million people in the United States currently suffer from coronary artery disease, the leading cause of death in the United States. Coronary artery disease is characterized by the progressive accumulation of plaque, which narrows the coronary artery and reduces blood flow to the heart muscle. Coronary artery bypass graft surgery ("CABG"), in which blood-vessel grafts are used to bypass the site of a blocked artery, has been shown to be highly effective in treating coronary artery disease. However, CABG is a highly invasive, traumatic and expensive surgical procedure. PTCA, in which a small balloon catheter is inflated in the narrowed section of a coronary artery, emerged as a highly effective, less invasive alternative to CABG. In 1996, approximately 400,000 CABG and approximately 500,000 PTCA procedures were performed in the United States.

     The principal limitation of PTCA is a high rate of restenosis, a renarrowing of the treated artery often requiring reintervention. Studies have shown restenosis to affect between 25% to 45% of patients within six months after a PTCA procedure. The use of coronary stents (expandable, implantable metal devices) to reduce the rate of restenosis has grown rapidly as an adjunctive therapy to PTCA. Studies have concluded that the rate of restenosis in patients who receive coronary stents following PTCA is approximately 30% lower than in patients treated only by PTCA. Restenosis can occur shortly after a PTCA procedure due to elastic recoil, or over a longer period of time due to hyperplasia or vascular remodeling of the arterial segment. Stents appear to be effective in reducing the frequency of restenosis resulting from elastic recoil, and appear to limit vascular remodeling, but increase, rather than decrease, hyperplasia.

     The Beta-Cath System targets the primary causes of restenosis by attempting to prevent or inhibit hyperplasia and long-term vascular remodeling by applying localized beta radiation to the treated site in the coronary artery immediately following PTCA. Radiation has been used therapeutically in medicine for more than 50 years and is used extensively for the treatment of proliferative cell diseases, such as cancer. The Beta-Cath System has been designed to use beta rather than gamma radiation because the Company believes it is better suited for intraluminal use following PTCA, where the objective is to treat the wall of an artery with minimal radiation exposure to adjacent tissue. The Beta-Cath System is designed to be safe and to fit well with techniques currently employed by interventional cardiologists in the cardiac catheterization lab. The Company expects that the Beta-Cath System will provide significant cost savings, to the extent that it (i) reduces the need for reintervention often required following PTCA and coronary stenting and (ii) replaces coronary stents as a primary therapy.

     The Company's objective is to become the leader in the commercialization of intravascular radiation devices for the treatment of restenosis. Key elements of the Company's strategy include (i) achieving first-to-market position in the United States for an intracoronary beta radiation device, (ii) establishing beta radiation therapy as the standard therapy to reduce the frequency of restenosis following PTCA, (iii) seeking early commercialization in countries with favorable regulatory and market environments, and (iv) leveraging the Company's core catheter and radioactive isotope technologies to expand its product offerings to include peripheral angioplasty and other potential applications.

     Novoste, a development stage company with minimal revenues to date, was incorporated in Florida in January 1987 and was capitalized and commenced operations in May 1992. The Company's executive offices are located at 4350-C International Blvd., Norcross, Georgia 30093.

                                  THE OFFERING

Common Stock offered by the
  Company...........................     1,600,000 shares

Common Stock offered by Selling
  Shareholders......................     400,000 shares


Common Stock to be outstanding after
  the Offering......................     10,131,675 shares (1)


Use of proceeds.....................     To fund human clinical trials, to
                                         expand sales and marketing
                                         capabilities, to expand manufacturing
                                         activities, to conduct further research
                                         and development projects and for
                                         general corporate purposes, including
                                         working capital. See "Use of Proceeds."

Nasdaq National Market symbol.......     NOVT.

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                  PERIOD FROM
                                                                                                   INCEPTION
                                              NINE MONTHS ENDED                                  (MAY 22, 1992)
                                                SEPTEMBER 30,        YEAR ENDED DECEMBER 31,        THROUGH
                                              ------------------   ---------------------------   SEPTEMBER 30,
                                                1997      1996      1996      1995      1994          1997
                                              --------   -------   -------   -------   -------   --------------
STATEMENT OF OPERATIONS DATA:
  Revenues..................................  $     29   $    --   $    --   $    17   $    73      $    320
  Costs and expenses:
    Research and development................     8,619     2,799     4,647     2,089     1,404        17,506
    General and administrative..............     1,342     1,092     1,575       466       526         5,430
    Marketing...............................       575       341       581       659       292         2,107
                                              --------   -------   -------   -------   -------      --------
  Loss from operations......................   (10,507)   (4,232)   (6,803)   (3,197)   (2,149)      (24,723)
  Net interest income (expense).............       940       472       864       (21)      (47)        1,750
                                              --------   -------   -------   -------   -------      --------
  Net loss..................................  $ (9,567)  $(3,760)  $(5,939)  $(3,218)  $(2,196)     $(22,973)
                                              ========   =======   =======   =======   =======      ========
  Net loss per share(1).....................  $  (1.14)  $ (0.60)  $ (0.88)  $ (0.69)  $ (0.54)
                                              ========   =======   =======   =======   =======
  Shares used to compute net loss per
    share(2)................................     8,376     6,275     6,748     4,671     4,031


                                                                 SEPTEMBER 30, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              -------   --------------
BALANCE SHEET DATA:
  Working capital...........................................  $18,066      $ 47,044
  Total assets..............................................   21,274        50,252
  Deficit accumulated during development stage..............  (22,973)      (22,973)
  Total shareholders' equity................................   19,493        48,471


---------------


(1) Based on the number of shares of Common Stock outstanding on November 14, 1997. Excludes 1,646,450 shares of Common Stock issuable upon exercise of outstanding options on such date, which had a weighted average exercise price of $3.27 per share.

(2) See Note 1 to the Financial Statements for an explanation of the method used to determine net loss per share.

(3) Gives effect to the sale of the 1,600,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                         SAFE HARBOR PROVISIONS OF THE
                    PRIVATE SECURITIES LITIGATION REFORM ACT

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain qualifying, forward-looking statements. Certain information included in this Prospectus and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as certain information included in oral statements or other written statements made or to be made by the Company) may contain statements that are forward-looking, such as statements relating to projected financial items and results, safety and efficacy of the Beta-Cath System, receipt and timing of regulatory approvals and availability and market acceptance of the Beta-Cath System. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those described under "Risk Factors," below.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully.

DEPENDENCE ON BETA-CATH SYSTEM

     The Company, which has not yet commercialized any of its products, anticipates that for the foreseeable future it will be solely dependent on the successful development and commercialization of the Beta-Cath System. The Beta-Cath System will require further development, as well as regulatory clearance or approval, before it can be marketed in the United States or internationally. There can be no assurance that the Company's development efforts will be successful or that the Beta-Cath System will be shown to be safe or effective, capable of being manufactured in commercial quantities at acceptable costs, cleared or approved by regulatory authorities or successfully marketed. In addition, there can be no assurance that demand for the Beta-Cath System will be sufficient to allow profitable operations. Failure of the Beta-Cath System to be successfully commercialized would have a materially adverse effect on the Company's business, financial condition and results of operations. See "Business -- The Beta-Cath System," " -- Sales and Marketing,"
" -- Manufacturing" and " -- Government Regulation."

ACCUMULATED DEFICIT; EXPECTATION OF FUTURE LOSSES

     Novoste has earned minimal revenues and experienced significant losses in each year since its inception in May 1992. The Company's losses are due primarily to substantial expenditures related to the development of its Beta-Cath System. At September 30, 1997, the Company had an accumulated deficit of approximately $23.0 million since its inception. The Company will incur significant additional operating losses through at least 1999 as the Company continues to expand its research and development, clinical trials, and marketing and sales efforts. The Company's ability to achieve profitable operations is dependent solely on successfully commercializing its Beta-Cath System. There can be no assurance that the Company will ever commercialize the Beta-Cath System or any of its other products or achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

EARLY STAGE OF CLINICAL TESTING; NO ASSURANCE OF SAFETY AND EFFICACY


     The Beta-Cath System is in an early stage of clinical testing, and there can be no assurance as to when, if ever, its safety and efficacy in reducing the frequency of restenosis will be demonstrated. The Company has commenced a randomized, triple-masked, placebo-controlled, multicenter, human clinical trial under an Investigational Device Exemption ("IDE") granted by the U.S. Food and Drug Administration ("FDA") to determine the clinical safety and efficacy of the Beta-Cath System for use in coronary arteries. As of November 14, 1997, the Company had commenced enrollment of patients at 13 of the 30 medical sites expected to participate in the trial. Various factors, including difficulties in enrolling patients or physicians, and problems in producing the number of Beta-Cath Systems required to conduct the trial, could delay the start of the trial at the balance of the sites for an indeterminate amount of time. The multicenter trial will require the treatment of a statistically significant number of patients, and clinical follow-ups with such patients after eight months. It is only after completion of these trials that the Company would apply for the regulatory approvals required to commence marketing of the Beta-Cath System in the United States. Moreover, even if FDA approval is granted to market the Beta-Cath System, subsequent experience may uncover unforeseen problems with the therapy which could require removal of the product from the market or additional testing. There can be no assurance that the Beta-Cath System or any of the Company's other products will prove to be safe and effective in clinical trials or ultimately will be approved for marketing by United States or foreign regulatory authorities. The Company does not expect to submit an application for pre-market approval ("PMA") for its Beta-Cath System for at least one year, and there can be no assurance that the Company will ever submit a PMA or that, if submitted, such PMA will be approved by the FDA. If the Beta-Cath System does not prove to be safe and effective in clinical trials, the Company's business, financial condition and results of operations will be materially adversely affected and could result in cessation of the Company's business. In addition, the clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining necessary regulatory approvals. Even if such obstacles are identified and overcome, commercialization of the Beta-Cath System may be delayed. See "Business -- Clinical Status" and
" -- Government Regulation."

NO ASSURANCE OF TIMELY REGULATORY APPROVAL; GOVERNMENT REGULATION

     The Company will not be able to commence marketing or commercial sales of the Beta-Cath System in the United States until it receives approval from the FDA of a PMA application for the Beta-Cath System. The Company commenced the multicenter clinical trial necessary to support a PMA application in July 1997. The Company does not expect to file a PMA application until the end of the first half of 1999, and does not anticipate receiving approval for at least one year after a PMA application is accepted for filing, if at all. Even if the Company's PMA application is accepted for filing, there can be no assurance that the FDA will approve the PMA application. Accordingly, there can be no assurance as to when, or if, the Company will complete clinical trials of the Beta-Cath System, or that data from such trials, if completed, will be adequate to support approval of a PMA for the Beta-Cath System. Furthermore, there can be no assurance that the Company will be able to obtain approval of its PMA application on a timely basis, if at all, and delays in the receipt of or failure to receive such approvals would have a material adverse effect on the Company's business, financial condition and results of operations, and could result in cessation of the Company's business.


     Sales of the Beta-Cath System outside the United States will be subject to regulatory requirements that vary widely from country to country but generally include pre-marketing governmental approval. The time required to obtain approval for sale in foreign countries may be longer or shorter than required for FDA approval, and the requirements for the conduct of clinical trials, marketing authorization, pricing and reimbursement may differ from the FDA requirements. In addition, there may be foreign regulatory barriers other than PMA approval, and the export of medical devices must be in compliance with FDA regulations. In Europe, commencing in 1998 the Company will be required to obtain certifications necessary to enable the CE mark to be affixed to the Beta-Cath System to market devices throughout the European Union. Additionally, the Company may choose to maintain ISO 9001 and is required to maintain EN 46001 certification, subject to periodic surveillance audits. The foreign regulatory approval process generally includes all of the risks associated with FDA approval in the United States. The Company may be required to spend significant capital and time to respond to requests for additional information by the FDA or foreign regulatory bodies, or may otherwise be required to spend significant amounts of capital and time to obtain FDA and foreign regulatory approvals. Any such events could substantially delay or preclude the Company from marketing the Beta-Cath System in the United States or foreign countries.


     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies and foreign regulatory authorities. Foreign and domestic regulatory approvals, if granted, may include significant limitations on the indicated uses for which the product may be marketed. FDA enforcement policy strictly prohibits the promotion and/or marketing of approved medical devices for unapproved uses. In addition, product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following the initial marketing. In addition, the FDA and certain state and foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply. The Company is also required to adhere to applicable FDA regulations set forth in current Good Manufacturing Practices ("GMP") requirements, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements are monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements, including marketing products for unapproved uses, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to clear pre-market notification or grant approval of the Company's PMA application for the Company's products, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new regulations or policies could prevent the Company from obtaining, or affect the timing of, future regulatory approvals or clearances.

     Because the Beta-Cath System utilizes radiation sources, its manufacture, distribution, transportation, import/export, use and disposal will also be subject to federal, state and/or local laws and regulations relating to the use and handling of radioactive materials. Specifically, in addition to PMA approval, approval by the U.S. Nuclear Regulatory Commission ("NRC"), or an equivalent state agency, of the Company's radiation sources for certain medical uses will be required to distribute commercially the radiation sources to licensed recipients in the United States. Comparable, or perhaps more stringent, radiation regulatory requirements and/or approvals are required in markets outside the United States, including approvals prior to marketing the Beta-Cath System in Europe, or even after affixing the CE mark for marketing the device in Europe. In addition, the Company and/or its supplier of radiation sources must obtain a license from the NRC to distribute commercially such radiation sources as well as to comply with all applicable regulations. The Company and/or its supplier of radiation sources must also comply with NRC and U.S. Department of Transportation regulations on the labeling and packaging requirements for shipment of radiation sources to hospitals or other users of the Beta-Cath System. In addition, hospitals may be required to obtain or expand their licenses to use and handle beta radiation prior to receiving radiation sources for use in the Beta-Cath System. If any of the foregoing approvals are significantly delayed or not obtained, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business -- Government Regulation."

UNCERTAINTY OF MARKET ACCEPTANCE

     There can be no assurance that the Beta-Cath System will gain any significant market acceptance among physicians, patients and health care payors, even if required regulatory approvals are obtained. The Company believes that achieving market acceptance will depend heavily on the results of clinical trials and the Company's ability to demonstrate, through such trials, a significant reduction in restenosis rates using the Beta-Cath System. There can be no assurance that the Company's clinical trials will achieve such results. Market acceptance of the Beta-Cath System may also depend on educating physicians regarding the use of a new procedure, overcoming physician objections to the use of radiation in the cardiac catheterization laboratory ("cath lab") and convincing health care payors and health care providers that the benefits of using the Beta-Cath System outweigh its cost. There can be no assurance that the Company will be successful in achieving these goals. See "Business -- Sales and Marketing, " -- Government Regulation" and " -- Third-Party Reimbursement."

UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY


     On November 4, 1997, Novoste was issued United States Patent No. 5,683,345 on the Beta-Cath System. The Company also has filed a related United States continuation-in-part application (which is jointly owned by Novoste and Emory University), and has a related United States continuation application and another United States application pending covering aspects of the Beta-Cath System. With respect to U.S. Patent No. 5,683,345, Novoste has counterpart applications pending in the European Patent Office and certain other countries. With respect to the continuation-in-part and other applications, Novoste has filed counterpart applications under the Patent Cooperation Treaty, preserving the Company's right to file applications in the European Patent Office and certain other countries. There can be no assurance that U.S. Patent No. 5,683,345 will offer any protection to the Company or that it will not be reexamined, invalidated or circumvented. In addition, there can be no assurance that any claims under the other pending applications will be allowed, or if allowed, will offer any protection or that they will not be rejected, challenged, reexamined, invalidated or circumvented. In addition, there can be no assurance that competitors will not obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products in either the United States or international markets.

     The Company received a letter from NeoCardia, L.L.C. ("NeoCardia") dated July 7, 1995, in which NeoCardia notified the Company that NeoCardia is the exclusive licensee of U.S. Patent No. 5,199,939 (the "Dake Patent") and requested that the Company confirm that its products did not infringe the claims of the Dake Patent. The Company has concluded based upon advice of patent counsel that the Company's Beta-Cath System would not infringe any valid claim of the Dake Patent. On August 22, 1995, on behalf of the Company, its patent counsel responded that the Company did not infringe the Dake Patent.

     In June 1997, the United States Patent and Trademark Office ("USPTO") issued a final Office Action with respect to two consolidated reexamination requests relating to the Dake Patent. In the final Office Action, the patent examiner upheld the patentability of some of the original claims and certain new claims for the Dake Patent but rejected other claims. In August 1997, the holder of the Dake Patent filed an amendment in response to the final Office Action seeking, among other things, to add certain additional new claims, which appear to have been written in an attempt to cover the Beta-Cath System. In October 1997, the USPTO rejected these particular new claims, because they improperly attempted to broaden the scope of the Dake Patent and were inconsistent with the original patent claims. Later in October 1997, the holder of the Dake Patent filed an amendment cancelling those rejected claims and also requesting reconsideration of the rejection. The holder of the Dake Patent has the right to appeal any final rejection of any claims presented. The validity of patent claims which survive a reexamination procedure may be more difficult to challenge in a later dispute than claims which have never been reexamined to the extent that the same prior art is relied upon. The Company continues to believe based upon advice of counsel that the Beta-Cath System would not infringe any valid claim of the Dake Patent. However, there can be no assurance that the Company's products will not infringe any original, amended or new claims of the Dake Patent which survive the reexamination proceeding.

     In May 1997, Guidant Corporation ("Guidant") acquired NeoCardia together with the rights under the Dake Patent. Guidant is a New York Stock Exchange-listed, medical device company which has significantly greater capital resources than the Company. There can be no assurance that Guidant will not sue the Company for patent infringement and obtain damages from the Company and/or injunctive relief restraining the Company from commercializing the Beta-Cath System in the U.S., or that the Company will not be required to obtain a license from Guidant to market the Beta-Cath System in the U.S., any of which could have a material adverse effect on the Company's business, financial condition and results of operations, or could result in cessation of the Company's business.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation or interference proceedings declared by the USPTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties or require the Company to redesign its products or processes to avoid infringement or prevent the Company from selling its products in certain markets, if at all. Although patent and intellectual property disputes regarding medical devices have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all, or that the Company could redesign its products or processes to avoid infringement. Any adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. Accordingly, there can be no assurance that current and potential competitors or other third parties have not filed or will not file applications for, or have not received or will not receive, patents and will not obtain additional proprietary rights relating to products made, used or sold or processes used or proposed to be used by the Company.

     The Company has developed certain of its patent and proprietary rights relating to the Beta-Cath System in conjunction with Emory University ("Emory"). To obtain the exclusive rights to commercialize the Beta-Cath System for the treatment of restenosis, the Company entered into a license agreement with Emory under which Emory will be entitled to royalty payments based upon net sales of the Beta-Cath System. If the agreement were terminated by Emory as a result of the Company's failure to pay such royalties or any other breach of its obligations under such agreement, the Company's rights to use jointly owned patents (including any patent issuing from the continuation-in-part application which has been filed) would become non-exclusive, the Company would have no rights to practice future patents owned exclusively by Emory and the Company could be required by Emory to cooperate in licensing the pending U.S. patent application and its foreign counterparts to third parties so that they would be able to commercialize and sell the Beta-Cath System.

     The Company typically obtains confidentiality and invention assignment agreements in connection with employment, consulting and advisory relationships. There can be no assurance, however, that these agreements will not be breached or that the Company will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology. See "Business -- Patents and Proprietary Technology."

DEPENDENCE ON A KEY SUPPLIER

     To date, the Company has obtained all of its beta isotope requirements under an agreement, as amended (the "Supply Agreement"), with a single supplier, Bebig Isotopentechnik und Umweltdiagnostik GmbH, a German corporation (the "Supplier"). The Supply Agreement has an initial term ending in the year 2000 and renews automatically on a calendar year basis, unless notice of termination is given six months prior to the end of each calendar year. Under the Supply Agreement, the Company has agreed not to purchase more than 30% of its annual requirements for beta isotopes of a type similar to that manufactured by the supplier for use in restenosis therapy from any third party or parties other than the Supplier. Although the Supply Agreement permits the Company to use an alternative source for 30% of its annual beta isotope requirements or during any period in which the Supplier is unable to provide beta isotopes, the Company believes that because of the technical expertise and capital investment required to manufacture the isotopes, it would be extremely difficult to find an alternate source of supply in the event that the Supplier is unable to perform. In addition, portions of the process used to manufacture the materials may be proprietary to the Supplier. The Supplier has no obligation to make any of its know-how or technology available to any alternate source of supply. Although the Company has an option to purchase all of the Supplier's assets relating to the supply of beta isotopes, the exercise of such option and the transfer of the required technology and expertise to the Company or an alternative source would be costly, time consuming, and uncertain of success. Any inability of the Supplier to provide beta isotopes would limit the Company's ability to increase its business beyond its then existing inventory of beta isotopes. As a result of these factors, any failure or disruption in the ability of the Supplier to provide beta isotopes could have a material adverse effect on the business, financial condition and results of operations of the Company. See
"Business -- Manufacturing."

COMPETITION

     Competition in the medical device industry, and specifically the markets for cardiovascular devices and devices to improve the outcome of coronary revascularization procedures, is intense. Several companies are developing devices to improve the outcome of coronary revascularization procedures, including several that have various radiation therapy products under development to reduce the frequency of restenosis. The radiation therapy devices under development by Novoste's competitors include intracoronary radiation therapy delivered through a variety of means including (i) a radioactive tipped guidewire, (ii) a radioactive stent or (iii) a radioactive fluid-filled balloon. These other devices (some of which use gamma and others beta radiation) are in varying stages of development or clinical trials. There can be no assurance that the Beta-Cath System, if approved by the FDA for marketing, will be the first device to be marketed in the U.S. as an intracoronary beta or gamma radiation device. In addition, there can be no assurance that the Beta-Cath System will prove more cost-effective and efficacious than the devices currently under development by Novoste's competitors. Many of the Company's competitors and potential competitors have substantially greater capital resources than does the Company, and also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing and marketing. There can be no assurance that the Company's competitors and potential competitors will not succeed in developing, marketing and distributing technologies and products that are more effective than those developed and marketed by the Company, or that would render the Company's technology and products obsolete or noncompetitive. Additionally, there is no assurance that the Company will be able to compete effectively against such competitors and potential competitors in terms of manufacturing, marketing and sales.

     Any product developed by the Company that gains regulatory clearance or approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. In addition, the Company believes that the primary competitive factors for products addressing restenosis include safety, efficacy, ease of use, reliability, suitability for use in cath labs, service and price. The Company also believes that physician relationships, especially relationships with leaders in the interventional cardiology community, are important competitive factors. There can be no assurance that the Company will be first to market such a system in the United States or to market such a system effectively. See "Business -- Competition."

LIMITATIONS ON THIRD-PARTY REIMBURSEMENT

     The Beta-Cath System, if approved for commercial sale, will be purchased primarily by hospitals. Hospitals and physicians bill various third-party payors, such as government health programs, private health insurance plans, managed care organizations and other similar programs, for the health care services provided to their patients. The FDA has classified the Beta-Cath System as an experimental device and accordingly its use in the human clinical trials will not be reimbursable under the Medicare program or by private insurers until after the PMA application is approved, if ever. The classification of the Beta-Cath System as experimental materially increases the costs of conducting clinical trials in the United States, and such costs could have a material adverse effect on the Company's business, financial condition and results of operations. Even if the Beta-Cath System were to receive approval for marketing by the FDA, there can be no assurance that third-party payors will cover procedures using the Beta-Cath System, or, if covered, that third-party payors will not place certain restrictions on the circumstances in which coverage will be available. In addition, payors may deny reimbursement if they determine that a product was not used in accordance with established payor protocol regarding cost-effective treatment methods, or was used for an unapproved indication. Third-party payors are also increasingly challenging the prices charged for medical products and services and, in some instances, have put pressure on medical device suppliers and health care providers to lower their prices. The Company is unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. There can be no assurance that the Beta-Cath System will be considered cost effective by third-party payors or health care providers, that reimbursement for the Beta-Cath System will be available or, if available, that payors' reimbursement levels will not adversely affect the Company's ability to sell the Beta-Cath System on a profitable basis. In addition, the cost of health care has risen significantly over the past decade, and there have been and may continue to be proposals by legislators, regulators, third-party payors and health care providers to curb these costs. Failure by hospitals and physicians to obtain reimbursement from third-party payors, changes in third-party payors' policies toward reimbursement for the Beta-Cath System or legislative action could have a material adverse effect on the Company's business, financial condition and results of operations. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government managed systems. There can be no assurance that reimbursement for the Company's products will be available in international markets under either government or private reimbursement systems. See "Business -- Third-Party Reimbursement."

LIMITED SALES AND MARKETING RESOURCES; RELIANCE ON DISTRIBUTORS AND CORPORATE PARTNERS

     At present, the Company has no sales and limited sales and marketing resources. The Company intends to sell its products in the United States directly and outside the United States through international distributors and corporate partners. There can be no assurance that the Company will be able to recruit and train adequate sales and marketing personnel to commercialize successfully the Beta-Cath System in the United States. The inability to recruit or retain suitable international distributors or corporate partners could also have a material adverse effect on the Company's business, financial condition and results of operations. The Company also intends to select one or more established market leaders in the radiation isotope business to inventory and deliver the radiation sources and provide related training, testing and support services to hospitals in both the United States and international markets. The inability to recruit or retain one or more such entities for this purpose could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

LIMITED MANUFACTURING EXPERIENCE; SCALE-UP RISK

     To date, the Company has not yet commercialized any of its products, and its manufacturing activities have consisted of producing small quantities of its products for use in pre-clinical studies and clinical trials. To achieve profitability, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Production in commercial quantities will require the Company to expand its manufacturing capabilities and to hire and train additional personnel. The Company has no experience in manufacturing its products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Difficulties encountered by Novoste in manufacturing scale-up could have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that future manufacturing difficulties, which could have a material adverse effect on the Company's business, financial condition and results of operations, will not occur. See
"Business -- Manufacturing."

ADDITIONAL CAPITAL REQUIREMENTS

     The Company has expended and will continue to expend substantial funds on research, development and clinical trials of its products, the establishment of commercial-scale manufacturing facilities and sales and marketing of the Beta-Cath System in the United States and internationally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress and costs of clinical trials, the potential requirement and the potential costs for product modifications, the timing and costs of various U.S. and foreign regulatory filings, and the timing or availability of various U.S. and foreign governmental approvals. If regulatory approvals are received, the Company's future liquidity and capital requirements will depend upon other factors, including the timing and extent to which the Company's products gain market acceptance, the timing and costs of product introduction, and the costs of developing marketing, servicing and distribution capabilities. The Company may require additional funds which it would seek to raise through equity or debt financings, arrangements with corporate partners or from other sources. Issuance of additional equity securities could result in dilution of ownership and control to the then existing shareholders of the Company. There can be no assurance that any such funds will be available to the Company on acceptable terms, if at all. If adequate funds are not available from operations or additional sources of financing, the Company's business could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPOSURE TO PRODUCT LIABILITY CLAIMS; LIMITED INSURANCE COVERAGE

     The use of the Company's products entails an inherent risk of adverse effects which could result in product liability claims against the Company. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from such claims, that the Company's $4 million of insurance coverage would be adequate to cover the Company against potential liabilities, that any such insurance will continue to be available at acceptable costs, if at all, or that a product liability claim would not materially adversely affect the business or financial condition of the Company. See "Business -- Product Liability and Insurance."

DEPENDENCE ON KEY PERSONNEL

     The Company's business and future operating results depend in significant part upon the continued contributions of its key technical personnel and senior management, many of whom would be difficult to replace. The Company's business and future operating results also depend in significant part upon its ability to attract and retain qualified management, manufacturing, technical, marketing and sales and support personnel for its operations. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of key employees, the failure of any key employee to perform adequately or the Company's inability to attract and retain skilled employees, as needed, could materially adversely affect the Company's business, financial condition and results of operations. See "Management -- Executive Officers and Directors."

CONCENTRATION OF OWNERSHIP AND CONTROL


     Following completion of this offering, the Company's executive officers, directors and shareholders presently owning more than 5% of the outstanding shares of Common Stock, collectively, will beneficially own approximately 46% of the outstanding Common Stock. See "Principal and Selling Shareholders." Accordingly, such persons, if acting together, would have significant voting power to influence the outcome of matters (including the election of a majority of the Board of Directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the shareholders for approval. As a result of such voting power, certain transactions may not be possible without the approval of such shareholders. These transactions include proxy contests, mergers involving the Company, tender offers, open-market purchase programs or other purchases of Common Stock that could give shareholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. See "Principal and Selling Shareholders."


EFFECT OF ANTI-TAKEOVER PROVISIONS

     Under the Company's Amended and Restated Articles of Incorporation (the "Amended and Restated Articles of Incorporation"), the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future.

     In October 1996, the Company's Board of Directors authorized 1,000,000 shares of Series A Participating Preferred Stock of the Company in connection with its adoption of a Shareholder Rights Plan, under which rights to purchase Series A Preferred Stock were issued to holders of the Common Stock. Upon certain triggering events, such rights become exercisable to purchase Common Stock (or, in the discretion of the Company's Board of Directors, Series A Preferred Stock) at a price substantially discounted from the then current market price of the Common Stock. The Shareholder Rights Plan could generally discourage a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer.

     While the Company has no present intention to authorize any additional series of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, and may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

     The Amended and Restated Articles of Incorporation provides for a classified Board of Directors. Furthermore, the Company is subject to the anti-takeover provisions of the Florida Business Corporation Act, the application of which would also have the effect of delaying or preventing a merger, takeover or other change of control of the Company and therefore could discourage attempts to acquire the Company.

SUBSTANTIAL DILUTION


     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of approximately $14.70 per share in net tangible book value from the public offering price. Additional dilution is likely to occur upon the exercise of outstanding options. See "Dilution."


STOCK PRICE VOLATILITY

     There can be no assurance that the market price of the Common Stock will not decline below the public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights, general conditions in the medical device or cardiovascular device industries, changes in earnings estimates by securities analysts, or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many medical device companies and which have often been unrelated to the operating performance of such companies. The Company's revenue or operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. These Company-specific factors or broad market fluctuations may materially adversely affect the market price of the Company's Common Stock. See "Underwriting."

ABSENCE OF DIVIDENDS

     The Company has not paid any cash dividends and does not presently intend to pay cash dividends. It is not likely that any cash dividends will be paid in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by it hereby are estimated to be approximately $28,978,000 ($32,094,100 if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discount and estimated expenses of this Offering.


     The Company intends to use the net proceeds of this Offering to fund human clinical trials, to expand sales and marketing capabilities, to expand manufacturing activities and to conduct further research and development projects. The balance of the net proceeds of this Offering will be added to working capital. Exact allocation of the proceeds and the timing of such expenditures will depend on various factors, including the timing of the Company's regulatory applications and its clinical trials.

     A portion of the net proceeds of this Offering may also be used for investments in or acquisitions of complementary businesses, products or technologies, although no such transactions are currently under negotiation. Pending the use of the net proceeds of this Offering, the Company will invest the funds in short-term, interest-bearing, investment-grade securities.

                        PRICE RANGE OF THE COMMON STOCK

     The Common Stock is quoted on The Nasdaq National Market under the symbol "NOVT." The following table sets forth the high and low closing sale prices of the Common Stock, as reported by The Nasdaq National Market, for the calendar quarters indicated from May 23, 1996, the date of the Company's initial public offering.


                                                              HIGH    LOW
                                                              ----    ---
1996:
Second Quarter (from May 23)................................  $15 1/2 $ 8 3/4
Third Quarter...............................................  $14 3/4 $ 7
Fourth Quarter..............................................  $19 1/4 $11 7/8
1997:
First Quarter...............................................  $19     $13
Second Quarter..............................................  $17 1/4 $13 1/4
Third Quarter...............................................  $18 1/8 $14 7/8
Fourth Quarter (through November 17)........................  $20 5/8 $16


     For a recent closing sale price for the Common Stock, see the cover page of this Prospectus.

     On October 21, 1997, there were approximately 144 holders of Common Stock, excluding beneficial owners of shares registered in nominee or street name.

                                DIVIDEND POLICY

     While the Company has made a distribution of the Rights described in Note 6 to the Financial Statements, the Company has never declared or paid any cash dividends on its capital stock. The Board of Directors currently intends to retain all future earnings, if any, to fund the growth and development of the Company's business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                    DILUTION


     The net tangible book value of the Company at September 30, 1997 was $19,493,000, or $2.29 per share. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at September 30, 1997 would have been approximately $48,471,000, or $4.80 per share. This represents an immediate increase in net tangible book value of $2.51 per share to existing shareholders and an immediate dilution in net tangible book value of $14.70 per share to purchasers of Common Stock in this Offering. The foregoing assumes no exercise of outstanding stock options. In the event the 1,679,975 shares subject to options to purchase shares of Common Stock outstanding as of September 30, 1997 at a weighted average exercise price of $3.29 per share, were exercised for cash and included in the foregoing calculations, the net tangible book value per share before the offering would be $2.46, the pro forma net tangible book value after the offering would be $4.59 per share, and the dilution to new investors would be $14.91.



     If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share of the Common Stock after this Offering would be $5.02 per share, which would result in dilution to new investors in this offering of $14.48 per share.


                                 CAPITALIZATION


     The following table sets forth the Company's capitalization as of September 30, 1997, and as adjusted after giving effect to the sale of the 1,600,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses. The information should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                     SEPTEMBER 30, 1997
                                                              --------------------------------
                                                                 ACTUAL       AS ADJUSTED(1)
                                                              ------------   -----------------
Preferred Stock, $.01 par value; 5,000,000 shares
  authorized, no shares issued and outstanding..............  $         --     $         --
Common Stock, $.01 par value; 25,000,000 shares authorized,
  8,502,930 shares issued, and 10,102,930 shares issued as
  adjusted..................................................        85,029          101,029
Additional paid-in capital..................................    42,405,272       71,367,272
Deficit accumulated during the development stage............   (22,973,164)     (22,973,164)
                                                              ------------     ------------
                                                                19,517,137       48,495,137
Less treasury stock, 5,780 shares, at cost..................       (23,840)         (23,840)
                                                              ------------     ------------
Total shareholders' equity (deficit)........................  $ 19,493,297     $ 48,471,297
                                                              ============     ============


---------------

(1) Excludes 1,679,975 shares of Common Stock subject to outstanding stock options under the Company's Stock Option Plans, as of September 30, 1997, which had a weighted average exercise price of $3.29 per share.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data of the Company. The selected financial data in the table as of and for the periods ended December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus.

     The selected financial data presented below for the nine-month periods ended September 30, 1997 and 1996, and the period from inception (May 22, 1992) to September 30, 1997 and as of September 30, 1997, are derived from the unaudited condensed financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, such unaudited condensed financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results of operations for such periods. Results of interim periods are not necessarily indicative of results to be expected for the full fiscal year. The data should be read in conjunction with the Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                                                                                     PERIOD FROM      PERIOD FROM
                           NINE MONTHS                                                INCEPTION        INCEPTION
                              ENDED                                                 (MAY 22, 1992)   (MAY 22, 1992)
                          SEPTEMBER 30,            YEAR ENDED DECEMBER 31,             THROUGH          THROUGH
                        -----------------   -------------------------------------    DECEMBER 31,    SEPTEMBER 30,
                         1997      1996      1996      1995      1994      1993          1992             1997
                        -------   -------   -------   -------   -------   -------   --------------   --------------
STATEMENT OF
  OPERATIONS DATA:
Revenues..............  $    29   $    --   $    --   $    17   $    73   $    --       $  201          $    320
Costs and expenses:
  Research and
    Development.......    8,619     2,799     4,647     2,089     1,404       545          202            17,506
  General and
    Administrative....    1,342     1,092     1,575       466       526       785          736             5,430
  Marketing...........      575       341       581       659       292        --           --             2,107
                        -------   -------   -------   -------   -------   -------       ------          --------
Loss from
  operations..........  (10,507)   (4,232)   (6,803)   (3,197)   (2,149)   (1,330)        (737)          (24,723)
Net interest income
  (expense)...........      940       472       864       (21)      (47)        5            9             1,750
                        -------   -------   -------   -------   -------   -------       ------          --------
Net loss..............  $(9,567)  $(3,760)  $(5,939)  $(3,218)  $(2,196)  $(1,325)      $ (728)         $(22,973)
                        =======   =======   =======   =======   =======   =======       ======          ========
Net loss per
  share(1)............  $ (1.14)  $ (0.60)  $ (0.88)  $ (0.69)  $ (0.54)  $ (0.38)      $(0.24)
                        =======   =======   =======   =======   =======   =======       ======
Shares used to compute
  net loss per
  share(1)............    8,376     6,275     6,748     4,671     4,031     3,443        3,030

                                                                                   DECEMBER 31,
                                                  SEPTEMBER 30,   ----------------------------------------------
                                                      1997         1996      1995      1994      1993      1992
                                                  -------------   -------   -------   -------   -------   ------
BALANCE SHEET DATA:
Working capital.................................    $ 18,066      $26,849   $  (906)  $(1,267)  $  (149)  $  455
Total assets....................................      21,274       29,255     2,057       982     1,583    1,157
Total liabilities...............................       1,781          821     1,739     1,396       976      306
Deficit accumulated during the development
  stage.........................................     (22,973)     (13,406)   (7,467)   (4,249)   (2,053)    (728)
Total shareholders' equity......................      19,493       28,434       318      (413)      608      851

---------------

(1) See Note 1 to the Financial Statements for an explanation of the method used to determine net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Novoste commenced operations as a medical device company in May 1992. Commencing in 1994, the Company has devoted substantially all of its efforts to developing the Beta-Cath System, an intraluminal beta radiation catheter delivery system designed to reduce the frequency of restenosis subsequent to percutaneous transluminal coronary angioplasty ("PTCA").

     For the period since its capitalization through September 30, 1997 the Company has earned minimal non-recurring revenues and experienced significant losses in each period. At September 30, 1997 the Company had an accumulated deficit of approximately $23.0 million. Novoste expects to continue to incur significant operating losses through at least 1999 as the Company continues research and development projects, conducts its clinical trials in the United States, Canada and Europe, seeks regulatory approval or clearance for its products, expands its sales and marketing efforts in contemplation of product introduction and market development, and increases its administrative activities to support growth of the Company.

     There can be no assurance that the Company's research and development efforts will be successfully completed. There can be no assurance that clinical trials will demonstrate the safety and efficacy of the Beta-Cath System. Additionally, there can be no assurance that the Beta-Cath System will be approved by the FDA or any domestic or foreign governmental agency, or that the Beta-Cath System or any other product developed by Novoste will be successfully introduced or attain any significant level of market acceptance. There can be no assurance that the Company will ever achieve either significant revenues from sales of its Beta-Cath System or ever achieve or sustain profitability. See "Risk Factors -- Early Stage of Clinical Testing; No Assurance of Safety and Efficacy," "-- No Assurance of Timely Regulatory Approval; Government Regulation," "-- Uncertainty of Market Acceptance" and "-- Dependence on Beta-Cath System."

RESULTS OF OPERATIONS

  Comparison of Nine Months Ended September 30, 1997 and 1996

     Net loss for the nine months ended September 30, 1997 was $9,567,000, or ($1.14) per share, as compared to $3,760,000 or ($0.60) per share for the year earlier period. The increase in net loss for the nine months ended September 30, 1997, compared to the year earlier period, was due primarily to increased spending for research and development as well as increased marketing, general and administrative expenses related to the Company's development of its Beta-Cath System, offset by increased interest income earned from the investment of the net proceeds from the initial public offering in May 1996.

     Revenues. Miscellaneous revenues were $29,000 for the nine months ended September 30, 1997. No revenue was earned in the same period in 1996. This increase was due to the sale of a product line (see Note 5 to the Unaudited Condensed Financial Statements).


     Research and Development Expenses. Research and development expenses increased 208%, to $8,619,000, for the nine months ended September 30, 1997, from $2,799,000 for the same period in 1996. These increases were primarily a result of (a) the cost of manufacturing the Beta-Cath System, (b) a milestone payment of 617,000 DM ($360,000) in June 1997 to the Company's radioactive-isotope supplier upon meeting delivery requirements, (c) monthly reimbursement of 100,000 DM (approximately $65,000), to the same supplier of costs to increase production capacity, (d) the increased size of the Company's research and development staff and (e) services provided by outside consultants in the development of the Beta-Cath System. The Company expects research and development expenses to continue to increase in the immediate future as the Company conducts additional clinical trials of its Beta-Cath System in both the U.S. and selected foreign countries, and it continues the development and design of the Beta-Cath System and component parts.


     General and Administrative Expenses. General and administrative expenses increased 23% to $1,342,000 for the nine months ended September 30, 1997, from $1,092,000 for the same period in 1996. This increase for the nine-month period was primarily a result of additional personnel, higher salaries and increased costs associated with being a public company such as directors' and officers' liability insurance, legal and accounting fees. The Company expects general and administrative expenses to increase in the future, in support of a higher level of operations.

     Marketing Expenses. Marketing expenses increased 69% to $575,000 for the nine months ended September 30, 1997, from $341,000 for the same period in 1996. These increases were primarily the result of increased trade show costs, consulting fees and higher salaries. The Company expects marketing expenses to significantly increase in the future as the Company prepares for marketing of the Beta-Cath System in the U.S. and other countries.

     Interest Income. Net interest income increased 99% to $940,000 for the nine months ended September 30, 1997, from $472,000 for the same period in 1996. The increase in interest income was primarily due to larger cash equivalents and short-term investment balances after the Company's initial public offering in May 1996.

  Comparison of Years Ended December 31, 1996 and 1995

     Net loss for the year ended December 31, 1996 was $5,939,000, or ($0.88) per share, as compared to $3,218,000, or ($0.69) per share, for the year ended December 31, 1995. The increase in net loss in the year ended December 31, 1996, compared to the year earlier, was due to increased spending for research and development and general and administrative expenses related to the Company's development of its Beta-Cath System, offset by increased interest income earned from the investment of the net proceeds of the initial public offering in May 1996.

     Revenues. No revenues were earned in the year ended December 31, 1996, as compared to $17,000 of miscellaneous sales in the year ended December 31, 1995.

     Research and Development Expense. Research and development expenses increased 122% to $4,647,000 for the year ended December 31, 1996, from $2,089,000 for the year ended December 31, 1995. These increases were primarily a result of continued product development and the Company's Phase I clinical trials of the Beta-Cath System, which were initiated in 1996.

     General and Administrative Expenses. General and administrative expenses increased 238% to $1,575,000 for the year ended December 31, 1996, from $466,000 for the year ended December 31, 1995. These increases were primarily a result of increased personnel, higher salaries, accrued severance and increased costs associated with being a public company, such as directors' and officers' liability insurance.

     Marketing Expenses. Marketing expenses decreased 12% to $581,000 for the year ended December 31, 1996, from $659,000 for the year ended December 31, 1995, due to a start-up bonus and relocation allowance paid in 1995 to a new management employee.

     Interest Income and Expense. Net interest income was $864,000 for the year ended December 31, 1996, whereas net interest expense of $21,000 was incurred during the year ended December 31, 1995. The increase in interest income were primarily due to investing the proceeds of the Company's initial public offering in cash equivalents and short-term investments.

  Comparison of Years Ended December 31, 1995 and 1994

     Net loss for the year ended December 31, 1995 was $3,218,000, or ($0.69) per share, as compared to $2,196,000, or ($0.54) per share, for the year ended December 31, 1994. The increase in net loss in the year ended December 31, 1995, compared to the year earlier, was due to increased spending for research and development and general and administrative expenses related to the Company's development of its Beta-Cath System.

     Revenues. Revenues decreased to $17,000 in 1995 from $73,000 in 1994 as the Company did not receive any contract or license fee revenue in 1995.

     Research and Development Expenses. Research and development expenses increased 49%, to $2,089,000, for the year ended December 31, 1995 from $1,404,000 for the year ended December 31, 1994. This increase in expenses was due to the hiring of additional personnel, an increase in outside consulting and services attributable to the development of the Beta-Cath System, and the support of pre-clinical studies.

     General and Administrative Expenses. General and administrative expenses decreased 11%, to $466,000, for the year ended December 31, 1995, from $526,000 for the year ended December 31, 1994. There were no significant changes in any one expense category.

     Marketing Expenses. Marketing expenses increased 126% to $659,000 for the year ended December 31, 1995 from $292,000 for the year ended December 31, 1994 due to additions to the Company's management to support increased marketing efforts.

     Interest Income and Expense. Net interest expense decreased 55% to $21,000 for the year ended December 31, 1995 from $47,000 for the year ended December 31, 1994. This was due to increased interest income during the year ended December 31, 1995 from amounts invested in money market accounts and certain government securities arising from additional equity financing.

LIQUIDITY AND CAPITAL RESOURCES

     The Company financed its activities since inception up to May 23, 1996, the date of the Company's initial public offering, through private placements of its Common Stock, Class B Common Stock and promissory notes. Since inception through September 30, 1997, the Company obtained funds aggregating approximately $38.7 million in net proceeds from the issuance of Common Stock and Class B Common Stock (including approximately $30.6 million in net proceeds from its initial public offering), and approximately $1.8 million in net proceeds from the issuance of convertible promissory notes.

     During the nine months ended September 30, 1997 and 1996 the Company used cash to fund operations of $8.0 million and $3.3 million, respectively. Cash used to fund operations since inception was approximately $18.8 million. The increase in cash used in operations was due primarily to higher expenses associated with increased research and development activities and general and administrative expenses to support increased operations. The Company's expenditures for equipment and improvements have aggregated $1.9 million since inception. Future cash needs for operating activities are anticipated to be higher than historical levels because of the development, manufacturing scale-up and commercialization of the Beta-Cath System, subject to the factors discussed in "Risk Factors."

     The Company's principal source of liquidity at September 30, 1997 consisted of cash, cash equivalents and short-term investments of $19.7 million. The Company did not have any established credit lines or outstanding borrowings at September 30, 1997.

     The Company anticipates that its operating losses will continue through 1999 as it expends substantial resources in funding clinical trials in support of regulatory approvals, and continues to expand research and development and marketing activities. Novoste believes that the net proceeds from this Offering, together with the current cash balances and short-term investments, and the interest thereon, will be sufficient to meet the Company's operating and capital requirements through 2000. However, the Company's future liquidity and capital requirements will depend upon numerous factors, including: the progress of the Company's clinical research and product-development programs; the receipt of and the time required to obtain regulatory clearances and approvals; the resources required to gain approvals; the resources the Company devotes to the development, manufacture and marketing of its products; the resources required to hire and develop a direct sales force in the United States, to develop distributors internationally, and to expand manufacturing capacity; market acceptance and demand for its products; and other factors. Novoste may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. There can be no assurance that additional financing, if required, will be available on satisfactory terms, or at all.

                                    BUSINESS

     Novoste Corporation ("Novoste" or the "Company") is developing the Beta-Cath System, an intraluminal beta radiation catheter delivery system designed to reduce the frequency of restenosis subsequent to percutaneous transluminal coronary angioplasty ("PTCA"). The Beta-Cath System applies localized beta radiation to the site of the vascular injury caused by a PTCA procedure and is designed to inhibit long-term cell proliferation ("hyperplasia") and vascular remodeling, each primary causes of restenosis.


     The Company has conducted feasibility trials at two U.S. medical centers under an Investigational Device Exemption ("IDE") granted by the U.S. Food and Drug Administration ("FDA") and at a Canadian and a European site. As of November 14, 1997, a total of 84 patients had been enrolled in these studies. Of the 35 patients which, as of September 25, 1997, had received six-month follow-up and analysis, 11% (four patients) were reported restenotic. This data suggests a 70% reduction in the rate of restenosis in patients who received treatment with the Beta-Cath System, when compared to a historical control group which received PTCA only. Of these 35 patients, treated arteries on average maintained 100% of the enlargement achieved with PTCA (a late loss index of 0%). Using data from these feasibility trials, the Company intends to submit by the end of the first quarter of 1998 an application for a CE mark to commence marketing of the Beta-Cath System in Europe.



     On July 30, 1997, the Company initiated a randomized, triple-masked, placebo-controlled, multicenter human clinical trial under an IDE granted by the FDA to determine the clinical safety and efficacy of the Beta-Cath System for use in coronary arteries. The Company expects to enroll approximately 1,100 patients in the trial at 30 medical sites principally located in the United States. As of November 14, 1997, a total of 58 patients had been enrolled at 13 medical centers. Following eight-month follow-up patient evaluation, which the Company anticipates will be completed in the first half of 1999, the Company intends to submit an application to the FDA for pre-market approval ("PMA") for commercial sale of its Beta-Cath System in the United States.


INDUSTRY OVERVIEW

     Coronary Artery Disease. Coronary artery disease is the leading cause of death in the United States. More than 13 million people in the United States currently suffer from coronary artery disease, which is generally characterized by the progressive accumulation of plaque as a result of the deposit of cholesterol and other fatty materials on the walls of the arteries. The accumulation of plaque leads to a narrowing of the interior passage, or lumen, of the arteries, reducing blood flow to the heart muscle. When blood flow to the heart muscle becomes insufficient, oxygen supply is restricted and a heart attack and death may result. Each year more than 1 million revascularization procedures are performed in the United States, and approximately 1.8 million of such procedures are performed worldwide, to treat coronary artery disease to increase blood flow to the heart muscle.

     Coronary Artery Bypass Graft. Coronary artery bypass graft ("CABG") surgery was introduced as a treatment for coronary artery disease in the 1950s. CABG is a highly invasive, open surgical procedure in which blood vessel grafts are used to bypass the site of a blocked artery, thereby restoring blood flow. CABG, still considered the most effective and long-lasting treatment for coronary artery disease, is generally the primary treatment for severe coronary artery disease involving multiple vessels. In addition, CABG is often a treatment of last resort for patients who have undergone other less invasive procedures but require reintervention. However, CABG has significant limitations, including medical complications such as stroke, multiple organ dysfunction, inflammatory response, respiratory failure and post-operative bleeding, each of which may result in death. In addition, CABG is a very expensive procedure, and requires a long recovery period. In the United States, the average cost of undergoing CABG is approximately $36,000, the average postoperative hospital stay following CABG is approximately five to seven days and the average recuperation period following discharge from the hospital is approximately six to eight weeks. In 1995, approximately 400,000 CABG procedures were performed in the United States. Several new minimally invasive surgical techniques have been commercialized which attempt to lessen the cost and trauma of CABG procedures while maintaining efficacy.

     PTCA. Since its introduction in the late 1970s, PTCA has emerged as the principal less invasive alternative to CABG. PTCA is a procedure performed in a cath lab by an interventional cardiologist. During PTCA, a guidewire is inserted into a blood vessel through a puncture in the leg (or arm, in some cases) and guided through the vasculature to a diseased site in the coronary artery. A balloon-tipped catheter is then guided over the wire to the deposit of plaque ("lesion") occluding the artery. Once the balloon is positioned across the lesion inside the vessel, the balloon is inflated and deflated several times. Frequently, successively larger balloons are inflated at the lesion site, requiring the use of multiple balloon catheters. The inflation of the balloon cracks or reshapes the plaque and the arterial wall, thereby expanding the arterial lumen. Though injury to the arterial wall often occurs under balloon pressure, PTCA typically results in increased blood flow. In 1996, it is estimated that more than 500,000 PTCA procedures were performed in the United States and approximately another 450,000 procedures were performed outside the United States. The average cost of each PTCA procedure in the United States is approximately $15,000, or less than one-half of the average cost of CABG, and the length of stay and recuperation period are substantially less than those required for CABG.

     Though PTCA has grown rapidly as a highly effective, less invasive therapy to treat coronary artery disease, the principal limitation of PTCA is the high rate of restenosis, a re-narrowing of a treated artery, which often requires reintervention. Due to the effects of restenosis, the long-term cost-effectiveness of PTCA has not proven greater than that of CABG for multi-vessel diseases. Studies have indicated that, within six months after PTCA, between 25% and 45% of PTCA patients experience restenosis. In addition, 45% of patients with multi-vessel coronary artery disease who received PTCA have been shown to require reintervention within three years of treatment. Finally, although the average cost of PTCA is less than one-half of that of CABG, a study indicated that three years after the procedure, PTCA has no cost advantage over CABG due to the need for subsequent interventional treatment.

     Pathology of Restenosis. Restenosis is typically defined as a renarrowing of a coronary artery within six months of a revascularization treatment to less than 50% of its original size. Restenosis is a vascular response to arterial injury and occurs frequently after a revascularization procedure, which stretches coronary arteries or otherwise damages the treated segment of the artery. Due to multiple mechanisms controlling vascular repair, restenosis may occur within a short period after a revascularization procedure or may develop over the course of months or years. Restenosis that occurs shortly after a revascularization procedure is usually attributed to elastic recoil (acute loss of lumen diameter) of the artery.

     Longer term, restenosis may result from excessive proliferation of cells at the treatment site ("hyperplasia"), or from a generalized geometric remodeling of the arterial segment, the causes of which are not well understood. Hyperplasia is a physiological response to injury, similar to scarring, which occurs in wound healing. In response to an arterial injury from revascularization, the body sets off a biochemical response to repair the injury site and protect it from further harm. This response will include a signal to adjacent cells of the arterial wall to multiply. Often this cell proliferation goes unchecked, resulting in a much thicker and inelastic arterial wall and in reduced blood flow. Hyperplasia and vascular remodeling are responsible for a large portion of the overall effect of restenosis.

     Coronary Stenting and Other Catheter-Based Technologies. Coronary stents are expandable, implantable metal devices permanently deployed at a lesion site. Stents maintain increased lumen diameter by mechanically supporting the diseased site in a coronary artery. Of all the non-surgical treatments which have sought to improve upon PTCA, stents have demonstrated the best results in reducing the rate of restenosis. In a typical stent procedure, the artery is pre-dilated at the lesion site with a balloon catheter and the stent is delivered to the site of the lesion and deployed with the use of a second balloon catheter, which expands the stent and firmly positions it in place. This positioning is often followed by a third dilatation, using a high pressure balloon to fully expand and secure the stent. Once placed, stents exert radial force against the walls of the coronary artery to enable the artery to remain open and functional.

     Studies have concluded that the rate of restenosis in patients who receive coronary stents following PTCA is approximately 30% lower than in patients treated only by PTCA. Additional clinical studies with new stent designs may show a greater reduction in the rate of restenosis than stents which are currently available. Stents appear to be effective in reducing the frequency of restenosis resulting from elastic recoil and vascular remodeling, but they increase hyperplasia.

     The use of stents has grown rapidly since commercial introduction in the United States in 1994, and it is estimated that they were utilized in approximately 45% of the approximately 950,000 PTCA procedures performed worldwide in 1996. Despite their rapid adoption, stents have certain drawbacks. Not only are they permanent implants which may result in unforeseen, long-term adverse effects, but they cannot be used in cases where the coronary arteries are too tortuous or too narrow. In addition, the use of stents significantly increases the cost of a PTCA procedure, especially as is often the case when two or more stents are used. Further, restenosis may still occur and reintervention options for stent patients are limited.

     A variety of other catheter-based, minimally invasive, interventional devices for coronary artery disease have been developed in an attempt to reduce the frequency of restenosis following PTCA. These devices include atherectomy devices (catheter devices that cut and remove plaque from the arterial wall), rotational ablation devices (catheter devices which use a rotating burr to remove plaque), and laser catheter devices (devices that use laser energy to reduce plaque in arteries). Although these new approaches to coronary artery disease have been found to be effective in certain lesion types and in certain locations in the coronary arteries, like PTCA they also exhibit high rates of restenosis.

THE NOVOSTE SOLUTION

     The Company's Beta-Cath System is designed to reduce the frequency of restenosis following PTCA by applying localized beta radiation to the treatment site in the coronary artery. The Beta-Cath System is designed to be safe and cost-effective and to fit well with techniques currently used by interventional cardiologists in the cardiac catheterization lab. The Beta-Cath System targets the primary causes of restenosis by attempting to prevent or inhibit hyperplasia and long-term vascular remodeling. The Beta-Cath System, which delivers localized beta radiation, can be handled with little risk to the health care workers or to the patients because the penetration of electrons associated with beta radiation is quite limited and easily shielded by the device. The Company expects that the Beta-Cath System will provide significant cost savings, to the extent that it (i) reduces the need for reintervention often required following PTCA and coronary stenting and (ii) replaces coronary stents as a primary therapy.

     The Beta-Cath System is founded on the Company's belief, based on recent clinical and pre-clinical studies, that localized beta radiation is likely to reduce coronary artery restenosis rates by inhibiting cell proliferation which occurs in response to PTCA. Radiation has been used therapeutically in medicine for more than 50 years, and is extensively used for the treatment of proliferative cell diseases, such as cancer. Cancer therapy has primarily involved the use of gamma radiation, which is highly penetrating and may be dangerous unless handled and used with great care. The Company has designed the Beta-Cath System to use beta radiation, which is much less penetrating and thus easier to use and control than gamma radiation. Beta radiation has been used less frequently in medicine (primarily in a topical application to treat certain skin and eye disorders) because of its more limited depth of penetration, but is viewed by the Company as well-suited for intraluminal use following PTCA, where the objective is to treat the small diameter coronary artery with minimal exposure to adjacent tissues.

CLINICAL TRIAL AND REGULATORY STATUS

     The Company has conducted a feasibility trial of the Beta-Cath System at Emory University Hospital in Atlanta and Rhode Island Hospital in Providence under an IDE granted by the FDA. A total of 23 patients were enrolled from January through October 1996, each of whom had a single-vessel de novo (previously untreated) lesion. The patients were treated with standard PTCA and immediately thereafter with intracoronary beta radiation using the Beta-Cath System. To examine the safety of different dosing parameters, patients received dosage ranging from 12 Gy to 16 Gy for vessels ranging from at least 2.5 to 3.5 millimeters. A follow-up review of the patients 30 days after treatment and a follow-up angiogram six months after the initial treatment were performed to observe the treated artery. During 1997, the Company also performed two isolated, demonstration cases at two other medical centers in the U.S. using the same IDE protocol utilized in the trials at Emory University Hospital and Rhode Island Hospital.


     In February 1997, the Company commenced a similar 30-patient feasibility study in Canada, enrollment for which was completed in June 1997. In April 1997, another similar 30-patient feasibility study was initiated in The Netherlands and as of November 14, 1997, 29 patients had been enrolled in that study.



     As of November 14, 1997, a total of 84 patients had been enrolled in the U.S. and international feasibility studies. Of the 35 patients which, as of September 25, 1997, had received six-month angiographic follow-up analyzed in a core lab, 11% (four patients) were reported restenotic. This data suggests a 70% reduction in the rate of restenosis in patients who received treatment with the Beta-Cath System, when compared to a historical control group (the Lovastatin Restenosis Trial) which received PTCA only and had been selected based upon inclusion and exclusion criteria similar to those utilized by the Company. Of these 35 patients, treated arteries on average maintained 100% of the enlargement achieved with PTCA (a "late loss index" of 0%). The following table compares the Company's data on the 35 patients to the historical control group:


                                                              NOVOSTE
                                                            FEASIBILITY       LOVASTATIN
                                                              STUDIES        PLACEBO GROUP
                                                            -----------      -------------
No. of Treated Patients...................................      35                161
Restenosis Rate...........................................      11%                42%
Late Loss Index...........................................       0%                43%

Using data from these feasibility trials, the Company intends to submit by the end of the first quarter of 1998 an application for a CE mark to commence marketing of the Beta-Cath System in Europe.


     On July 30, 1997, the Company initiated a randomized, triple-masked, placebo-controlled, multicenter human clinical trial under an IDE granted by the FDA to determine the clinical safety and efficacy of the Beta-Cath System for use in coronary arteries. The Company expects to enroll approximately 1,100 patients in the trial at 30 medical sites principally located in the United States. The patients will be divided into two approximately equal subgroups, one for PTCA alone and one with coronary stenting. Each subgroup of the trial will be randomized to a placebo control. In both subgroups, patients who receive the beta radiation will receive dosages of 14Gy for vessels ranging from at least
2.7 to 3.35 millimeters and with 18Gy for vessels ranging from 3.35 to 4.0 millimeters. A follow-up review of patients 30 days after treatment and a follow-up angiogram eight months after the initial treatment will be performed to observe the treated artery. The angiograms will be analyzed to determine whether there has been an incidence of restenosis and to measure the late loss index (the extent of the loss in the enlargement of lumen achieved with PTCA). As of November 14, 1997, a total of 58 patients had been enrolled at 13 medical centers.


     The trials are administered by the Company's clinical and regulatory staff of eight people. The Company uses consultants to monitor the clinical sites and to assist in training. The Company also has engaged an independent contract research organization to compile data from the trial and to perform statistical analysis.

     Following completion of the multicenter trial, the Company intends to submit an application to the FDA for pre-market approval ("PMA") for commercial sale of its Beta-Cath System in the United States.

THE BETA-CATH SYSTEM

     The Beta-Cath System depicted below is currently being used in the multicenter trial. The Company anticipates that the design of the system to be commercialized in Europe, if and when pre-market approvals are obtained, will be substantially similar.

     [A drawing of the Beta-Cath System with its component parts labeled.]

     The primary components of the Beta-Cath System are:

          Radiation Source Train. The beta radiation administered by the Beta-Cath System emanates from a "train" of several miniature cylindrical sealed sources ("radiation sources") containing Strontium 90 (Strontium/Yttrium), a beta-emitting radioisotope. The use of beta, rather than gamma, radiation is intended to make the Beta-Cath System safer, less penetrating and easier to use in the cath lab environment. The activity of the Company's radiation sources has been validated by the U.S. Department of Commerce National Institute of Standards and Technology, enabling a physician to accurately determine appropriate dosing levels. In addition, due to the long half-life (approximately 28 years) of Strontium 90, and because the source train will not come into contact with a patient's blood or tissue, the radiation sources are expected to be reused for numerous patients. Beta radiation from the Strontium 90 source can be easily shielded from health care workers by the use of approximately one-half-inch-thick quartz in the transfer device.

          Transfer Device. The transfer device is a multiple-use, hand-held instrument used to deliver and then store the radiation sources when not in use. The transfer device (i) transfers the radiation sources to and from the delivery catheter via a hydraulic delivery system, (ii) contains a switching device that uses a mechanical gating system to contain and then release the radiation sources and (iii) completely shields the beta radiation energy from health care workers when the radiation source train is housed inside it.

          Delivery Catheter. The delivery catheter is a single-use, disposable, multi-lumen catheter that provides a pathway for the radiation sources to be rapidly delivered and retrieved from the coronary arterial segment to be treated. The delivery catheter is positioned by advancing it over the same guidewire used during the immediately preceding PTCA procedure. The radiation sources are delivered and retrieved through a dual-lumen closed hydraulic circuit, which uses a standard syringe.

     The Beta-Cath System is intended to be used in a cath lab by an interventional cardiologist immediately after a PTCA procedure. The cardiologist uses a previously positioned guidewire used in the PTCA procedure to direct the delivery catheter into the vasculature of the patient until the treatment zone of the delivery catheter reaches the targeted site. A radiation oncologist then delivers the radiation sources hydraulically from the transfer device to the target site, in a matter of seconds, through the radiation source train lumen of the delivery catheter. The radiation sources remain at the targeted site for less than five minutes to deliver a predetermined dose of radiation. They are then returned, through the same lumen, by the use of positive hydraulic pressure applied through the delivery catheter's fluid lumen. Upon completion of each procedure, the train of radiation sources is stored safely inside the transfer device. At the end of the day, the transfer device is delivered to a designated radiation storage site within the hospital for safekeeping. While the need for a cardiologist and a radiation oncologist is expected to result in higher physician fees, the Company believes the Beta-Cath System will be cost-effective, principally by reducing the need for reinterventional procedures.

     The Company believes the Beta-Cath System, when fully developed and tested, will have the following advantages:

     - Non-implantable, Site-specific Therapy. The Beta-Cath System was designed to treat only the area required to prevent restenosis, without leaving a permanent implant in the body.

     - Short Procedure Times. The Beta-Cath System was designed to enhance patient safety and comfort, as well as to promote efficiency in the cath lab, by delivering the recommended dosage in less than five minutes of radiation exposure time per lesion.

     - Utilization of Existing PTCA Techniques. Although intracoronary radiation is a new concept in coronary artery disease treatment, the hand-held Beta-Cath System was designed to be easily adopted and used by the cardiologist. The delivery catheter is very similar to a balloon angioplasty catheter, and it is positioned by advancing it over the guidewire already in place from the previous PTCA procedure.

     - Flexibility. The cylinders that make up the Beta-Cath System's radiation source train, as well as the Beta-Cath System's delivery catheter material, are designed to be very flexible, giving the Beta-Cath System a very tight radius of curvature and the capability of navigating tortuous coronary anatomies.

     - Multiple-Use System. The radiation source train can be reused for numerous patients, due to the long half-life of the isotope and because the source train does not come into contact with the patient's blood. As a result, inventory planning will be very straightforward, procedure costs will be attractive and last minute treatment decisions can be made.

     - Ease and Accuracy of Dosing. Because of the long half-life of the Company's radiation sources, prescribed treatment times will remain stable over the approved shelf life of the isotope. Intracoronary radiation systems that utilize short half-life isotopes are likely to require complex case-by-case dose calculations based on the current decay state of the isotope.

     - Designed for Safety. The Beta-Cath System utilizes localized beta radiation, which results in total body radiation exposure significantly less than that received during routine x-ray during PTCA. Other safety mechanisms include: a closed-source train lumen, special locking mechanisms to connect the delivery catheter to the transfer device and sufficient shielding in the transfer device to protect health care workers from beta radiation exposure.

THE NOVOSTE BUSINESS STRATEGY

     The Company's objective is to become the leader in the commercialization of intravascular radiation devices for the treatment of restenosis. Elements of the Company's strategy include:

     - Achieve First-to-Market Position in the United States. Novoste intends to be the first to market in the United States an intracoronary beta radiation device to treat coronary restenosis.

     - Establish Beta Radiation Therapy as the Standard Therapy to Prevent Restenosis. The Company's strategy is to introduce the Beta-Cath System into the cath lab as standard therapy to reduce the frequency of restenosis following PTCA, either on a stand-alone basis or in conjunction with coronary stenting. The Company seeks to establish interventional cardiologists as the primary providers of this therapy, and plans to target top-tier medical institutions and leading cardiologists for sale of the Beta-Cath System. In addition, the Company intends to conduct intensive physician-training seminars to familiarize the cardiologists with the use of the Beta-Cath System.

     - International Commercialization. The Company intends to seek regulatory approval to commence marketing the Beta-Cath System in Europe by submitting an application for a CE mark by the end of the first quarter of 1998. If such approval is obtained, the Company anticipates marketing the Beta-Cath System in Europe through international distributors or a corporate partner.

     - Establish Radiation Therapy for Peripheral Vascular
      Applications. Restenosis is common following angioplasty of the peripheral arteries. In addition, a similar phenomena frequently occurs in veins adjacent to an arterial-venous shunt used for patients undergoing hemodialysis for end-stage renal disease. The Company intends to leverage its core catheter and localized radiation technologies to expand its product offerings to other vascular markets where cell proliferation is of clinical significance.


     - Protect and Enhance Proprietary Technology. The Company believes that its patent position may offer a competitive advantage. On November 4, 1997, Novoste was issued United States Patent No. 5,683,345 on the Beta-Cath System. With respect to that patent, the Company has also filed a counterpart application under the Patent Cooperation Treaty, preserving the Company's right to file applications in the European Patent Office and certain other countries. The Company intends to obtain further protection of its proprietary technology and to defend its intellectual property rights against infringement.


PRODUCT DEVELOPMENT

     Research and development activities are performed by a 25-person product-development team. The Company has also retained consultants to assist in many research and development activities, including design of the Beta-Cath System, conducting and monitoring the clinical trials relating to the Beta-Cath System and advising on key aspects of radiation health physics and dosimetry. On June 27, 1996 the Company signed an agreement with a medical engineering, development and design company to provide products and services to be used in the Company's product development.

     The focus of the Company's current development efforts is the design of future generation components of the Beta-Cath System. The Company would like to introduce a delivery catheter with a smaller outer diameter so that arteries smaller than 2.7 millimeters could be treated, thereby expanding the Company's market opportunity. Likewise, the transfer device will be modified to have a more ergonomic design and to incorporate additional features. Additional future development efforts will focus on modifying the Beta-Cath System for use in peripheral applications, such as arterial-venous shunts and the femoral arteries. In addition, the capability of modifying the length of the radiation-source trains to correspond with varying lesion lengths is potentially a desired feature of future systems. There can be no assurance that the Company will be successful in developing these or other products.

     Research and development expenses for the years ended December 31, 1996, 1995, and 1994 and for the nine months ended September 30, 1997 were approximately $4.6 million, $2.1 million, $1.4 million and $8.6 million, respectively.

     In addition to the resources dedicated to the product-development process, the Company has an internal regulatory affairs and clinical monitoring staff, which has responsibility for training clinical personnel, monitoring the clinical trials and obtaining regulatory approvals for the Beta-Cath System in the United States and abroad.

MARKETING AND DISTRIBUTION

     The Company anticipates marketing the Beta-Cath System through a direct sales force in the United States and through a combination of international distributors and corporate marketing partners outside the United States. If marketing approval is obtained, the Company plans to focus its United States marketing efforts on a top tier of approximately 200 hospitals, where the Company believes a vast majority of the PTCA procedures in the United States are performed, and on leading cardiologists at those institutions. Through this effort the Company initially aims to identify well-respected clinical supporters for the Beta-Cath System and to leverage their reputation in the clinical community to generate wider demand. The Company will also conduct seminars to educate physicians about the Beta-Cath System. The Company believes that it can market the Beta-Cath System to these hospitals and cardiologists with a moderately sized direct-sales organization, initially consisting of the Vice President of Marketing and Sales and approximately 8 to 10 sales representatives, augmented by a small number of clinical specialists. The Company's business and future operating results will depend in significant part upon its ability to attract and retain skilled sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain skilled sales and marketing personnel, as needed, could materially adversely affect the Company's business, financial condition and results of operations. The Company believes such distribution or corporate partnering arrangements will be cost-effective, will be implemented more quickly than a direct sales force established by the Company in such countries, and will enable the Company to capitalize on local marketing expertise in such countries.

     The Company intends to select one or more established market leaders in the radiation-isotope business to inventory and deliver the radiation sources and to provide related training, delivery, testing and disposal services to the purchasing hospital. Novoste does not intend to inventory or deliver the radiation sources housed inside the transfer device of the Beta-Cath System. There can be no assurance that the Company will be able to secure any arrangements with international distributors, corporate marketing partners or radiation isotope providers on satisfactory terms or at all.

MANUFACTURING AND MATERIALS

     The Company soon will focus its manufacturing resources on the production of the Beta-Cath System. The Company anticipates that it will manufacture the delivery-catheter component of the Beta-Cath System directly and manufacture the transfer device jointly with third parties. The radiation-source trains are being supplied by a third party. The Company is in the process of purchasing equipment and validating its manufacturing processes to commence manufacturing of its catheter in 1998. The Company intends to manufacture its products at its 25,600-square-foot facility in Norcross, Georgia through the end of 1999. The Company believes that, if marketing approvals of the Beta-Cath System are obtained, it will be able to utilize its existing facility and the expertise of its management to manufacture commercial quantities of the catheter-based components of the Beta-Cath System at a reasonable cost. However, to date, the Company has not yet commercialized any of its products, and its manufacturing activities have consisted of building a small number of prototypes of the Beta-Cath System for use in pre-clinical and clinical trials, and the Company does not have experience in manufacturing the Beta-Cath System in commercial quantities.

     The Company currently executes all critical assembly operations in controlled-environment rooms, in which bacterial and airborne particulate levels are monitored. The Company believes that its current space will be sufficient to serve its needs through at least 1998. The Company could rely on some outside sources for catheter components, and from time to time the Company could experience shortages of certain supplied materials that could significantly affect its ability to produce enough product to satisfy market demand. As the Company grows, it will be required to scale up its production and to increase its manufacturing capacity.

     Any products of the Company, for which FDA clearances or approvals have been obtained, must be manufactured and designed in accordance with Good Manufacturing Practices ("GMP") regulations which would impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The Company will rely on independent suppliers for certain components of the Beta-Cath System. Such components are either standard throughout the industry or will be built to the Company's specifications. All suppliers of such components also must be in compliance with GMP regulations.


     The Company has obtained all of its requirements of radiation source materials pursuant to an agreement, as amended (the "Supply Agreement"), with a single supplier, Bebig Isotopentechnik und Umweltdiagnostik GmbH, a German corporation (the "Supplier"). Under the Supply Agreement, as amended, the Company agreed to advance the Supplier a monthly investment grant of 100,000 DM (approximately $65,000) for a period of 15 months from November 1996 through January 1998, to equip a production site for the exclusive production of radioactive materials for the Company. As of September 30, 1997, 11 payments totalling $1.1 million DM (approximately $700,000) have been made. In June 1997 the Company also made a milestone payment of 617,000 DM (approximately $360,000) to the Supplier upon its meeting certain delivery requirements. The Company is further obligated to make a payment of 737,000 DM (approximately $415,000) upon the Supplier meeting certain production volumes by March 1998. The Supplier has agreed to manufacture radiation source "trains" at an agreed-upon base price. The Supplier is required to comply with various regulatory requirements with respect to the supply of radiation sources.


     The Supply Agreement has an initial term ending in the year 2000, and renews automatically on a calendar year basis unless notice of termination is given six months prior to the end of each calendar year. Under the Supply Agreement, the Supplier has agreed not to sell, lease, license or otherwise transfer radioactive sources of a similar isotope to any other party for use in the treatment of restenosis. The Company, in turn, has agreed not to purchase, lease, or otherwise acquire directly or indirectly more than 30% of its annual requirement for radioactive sources of "like" isotope for use in the treatment of restenosis from any other party unless the Supplier is unable to provide the radioactive source materials required by the Company.

     Although the Supply Agreement permits the Company to use an alternative source for 30% of its annual isotope requirements, the Company believes that, because of the technical expertise and capital investment required to manufacture the radiation source materials, it would be extremely difficult and expensive to find an alternate source of supply in the event that the Supplier is unable to provide the materials. In addition, portions of the process used to manufacture the materials may be proprietary to the Supplier, who has no obligation to make any of its know-how or technology available to any potentially alternate source of supply.

     The Company holds an option to purchase those tangible and intangible assets of the Supplier used or useful in producing the radioactive isotopes sold to the Company by the Supplier in connection with the Beta-Cath System. The option is exercisable at any time on or prior to August 22, 2002, for $5,000,000, 50% of which is payable upon exercise and the balance in 12 equal consecutive monthly installments following such exercise, and provides that the $90,000 payment made to obtain the option and the aforementioned aggregate investment grants of 1.5 million Deutsche Marks, to the extent paid at the time of exercise, will be credited against the purchase price of the assets. Upon the exercise of the option, the Supplier is obligated, for a period of up to three months, to assign personnel to assist the Company in facilitating the transfer of the assets, both for purposes of technical training and operations and for administrative and regulatory matters relating to licensing and governmental approvals. Nevertheless, the exercise of such option and the transfer of the required technology and expertise to the Company or an alternative source would be costly, time consuming, and uncertain of success.

     While the Company anticipates that the radiation source materials it purchases from the Supplier will be able to be used for numerous patients, the inability of the Supplier to provide radiation source materials would limit the Company's ability to increase its business beyond its then existing inventory of such radiation source material. As a result of the foregoing, any failure or disruption in the ability of the Supplier to provide the radiation source materials could have a material adverse effect on the business, financial condition and results of operation of the Company.

PATENTS AND PROPRIETARY TECHNOLOGY


     The Company's policy is to protect its proprietary position by, among other methods, filing United States and foreign patent applications. On November 4, 1997 the Company was issued United States Patent No. 5,683,345 on the Beta-Cath System. The Company also has filed a related United States continuation-in-part application (which is jointly owned by Novoste and Emory University), and has a related United States continuation application and another United States application pending covering aspects of its Beta-Cath System. With respect to U.S. Patent No. 5,683,345, Novoste has counterpart applications pending in the European Patent Office and certain other countries. With respect to the continuation-in-part and other applications, Novoste has filed counterpart applications under the Patent Cooperation Treaty, preserving the Company's right to file applications in the European Patent Office and certain other countries.



     There can be no assurance that United States Patent No. 5,683,345 will offer any protection to the Company or that it will not be reexamined, invalidated or circumvented. In addition, there can be no assurance that any claims under the other pending applications will be allowed, or if allowed, will offer any protection or that they will not be rejected, challenged, reexamined, invalidated or circumvented. In addition, there can be no assurance that competitors will not obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products in either the United States or international markets.


     The Company received a letter from NeoCardia, L.L.C. ("NeoCardia"), dated July 7, 1995, in which NeoCardia notified the Company that NeoCardia is the exclusive licensee of U.S. Patent No. 5,199,939 (the "Dake Patent") and requested that the Company confirm that its products did not infringe the claims of the Dake Patent. The Company has concluded, based upon advice of patent counsel, that the Company's Beta-Cath System would not infringe any valid claim of the Dake Patent. On August 22, 1995, on behalf of the Company, its patent counsel responded that the Company did not infringe the Dake Patent.


     In June 1997 the U.S. Patent and Trademark Office ("USPTO") issued a final Office Action with respect to two consolidated reexamination requests relating to the Dake Patent. In the final Office Action, the patent examiner upheld the patentability of some of the original claims and certain new claims for the Dake Patent but rejected other claims. In August 1997 the holder of the Dake Patent filed an amendment in response to the final Office Action seeking, among other things, to add certain additional new claims, which appear to have been written in an attempt to cover the Beta-Cath System. In October 1997 the USPTO, rejected these particular new claims, because they improperly attempted to broaden the scope of the Dake Patent and were inconsistent with the original patent claims. Later in October 1997, the holder of the Dake Patent filed an amendment cancelling those rejected claims and also requesting reconsideration of the rejection. The holder of the Dake Patent has the right to appeal any final rejection of any claims presented. The validity of patent claims which survive a reexamination procedure may be more difficult to challenge in a later dispute than claims which have never been reexamined to the extent that the same prior art is relied upon. The Company continues to believe, based upon advice of counsel that the Beta-Cath System would not infringe any valid claim of the Dake Patent. However, there can be no assurance that the Company's products will not infringe any original, amended or new claims of the Dake Patent which survive the reexamination proceeding.


     In May 1997 Guidant Corporation ("Guidant") acquired NeoCardia together with the rights under the Dake Patent. Guidant is a New York Stock Exchange-listed, medical device company, which is a competitor of Novoste. Guidant has significantly greater capital resources than the Company. There can be no assurance that Guidant will not sue the Company for patent infringement and obtain damages from the Company and/or injunctive relief restraining the Company from commercializing the Beta-Cath System in the U.S., or that the Company will not be required to obtain a license from Guidant to market the Beta-Cath System in the U.S., any of which could have a material adverse effect on the Company's business, financial condition and results of operations, or could result in cessation of the Company's business.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent-infringement claims or litigation or interference proceedings declared by the USPTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties or require the Company to redesign its products or processes to avoid infringement or prevent the Company from selling its products in certain markets, if at all. Although patent and intellectual property disputes regarding medical devices have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that the necessary licenses would be available to the Company on satisfactory terms, if at all, or that the Company could redesign its products or processes to avoid infringement. Any adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. Accordingly, there can be no assurance that current and potential competitors or other third parties have not or will not file applications for, or have not or will not receive, patents and will not obtain additional proprietary rights relating to products made, used or sold or processes used or proposed to be used by the Company.

     The Company has developed certain of its patent and proprietary rights relating to the Beta-Cath System in conjunction with Emory University Hospital, a leader in the use of intravascular radiation therapy. To obtain the exclusive rights to commercialize the Beta-Cath System for the treatment of restenosis, the Company entered into a license agreement with Emory, under which Emory assigned to the Company all of Emory's rights to one pending U.S. patent application, as to which Emory made no representation or warranty with respect to its ownership thereof, and licensed other technology thereunder relating to the Beta-Cath System, but made only limited representations as to the ownership of such other technology. Under the agreement Emory will be entitled to royalty payments based upon net sales of the Beta-Cath System. The term of the agreement runs through the later of (i) the date the last patent covered by the agreement expires or (ii) January 2016 (unless earlier terminated as provided in the agreement). Any inventions developed jointly by personnel of the Company and Emory during the term of the license agreement are owned jointly by the Company and Emory. If the agreement were terminated by Emory as a result of the Company's failure to pay such royalties or any other breach of its obligations under such agreement, the Company's rights to use jointly owned patents (including any patent issuing from the continuation-in-part application which has been filed) would become non-exclusive, it would have no rights to use future patents owned exclusively by Emory, and the Company could be required by Emory to cooperate in licensing the pending U.S. patent application and its foreign counterparts to third parties so that they would be able to commercialize and sell the Beta-Cath System.

     All of the physicians on staff at Emory who were involved in the development of the Beta-Cath System, including Spencer B. King, III M.D., have assigned their rights in the technology, if any, to Novoste and/or Emory. In addition, the Company has entered into a license agreement with Dr. King pursuant to which Dr. King is entitled to receive a royalty on the net sales of the Beta-Cath System (excluding consideration paid for the radioactive isotope), subject to a maximum of $5,000,000 to be paid to Dr. King, in exchange for the right granted thereunder to the Company to use his name in connection with sales and marketing of the Beta-Cath System.

     The Company employs a full time manager of intellectual property to prepare invention records and to coordinate the prosecution of new intellectual property. The Company typically obtains confidentiality and invention assignment agreements in connection with employment, consulting and advisory relationships. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company, is to be kept confidential and not disclosed to third parties, except in specific circumstances. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company in the event of unauthorized use, transfer or disclosure of such information or inventions. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology.

COMPETITION

     Competition in the medical device industry, and specifically the markets for cardiovascular devices and devices to improve the outcome of coronary revascularization procedures, is intense. Several companies are developing devices to improve the outcome of coronary revascularization procedures, including several that have various radiation therapy products under development to reduce the frequency of restenosis. The radiation therapy devices under development by Novoste's competitors include intracoronary radiation therapy delivered through a variety of means, including: (i) a radioactive-tipped guidewire, (ii) a radioactive stent or (iii) a radioactive fluid-filled balloon. In addition, the radiation sources being developed by the Company's competition vary between gamma, beta and x-ray.

     Most of the companies developing radioactive guidewires, which may use either gamma or beta radiation, have also developed specialized computerized equipment to automatically calculate treatment times, control movement of the guidewire, and to store the guidewire when not in use (an "afterloader"). This equipment may be large, complex, and expensive. Guidewires with gamma-emitting radioactive tips have been used for some time in cancer therapy, and some researchers have used them in clinical trials to deliver intracoronary radiation to prevent restenosis. Gamma radiation is more penetrating and therefore more hazardous than beta radiation. As an example, during administration of gamma radiation, health care workers must leave the cath lab to ensure their safety by limiting their ongoing exposure to gamma radiation. Some companies are also investigating the use of beta-emitting wires, which would be more easily shielded and safer to use, although these are also used in conjunction with afterloaders. Companies using the guidewire approach include Neocardia, which is owned by Guidant, Best Medical, Inc., which is currently conducting a multicenter clinical trial of a gamma-emitting radioactive guidewire, U.S. Surgical and Pfizer through its Schneider AG subsidiary.

     Novoste is also aware of one company, Isostent, Inc., developing a beta-emitting stent. In theory, such a stent would address both elastic recoil and vascular remodeling and inhibit longer-term hyperplasia. However, this method retains the problems inherent in leaving a permanent implant in the coronary artery. In addition, this approach might not effectively treat areas of the artery beyond the ends of the stent, areas which have been known to be restenotic. Finally, because it is a permanent implant, a radioactive stent would likely require the use of a radiation source with a short half-life. As a result, a hospital would have difficulty keeping an inventory of stents that have sufficient radioactivity at the time of implant.

     Another method of delivering intraluminal radiation being investigated by a number of physicians and companies is a radioactive fluid-filled balloon catheter. This approach would involve injecting a short half-life radioactive liquid down a catheter to inflate a balloon. The main disadvantages of this approach are the risk of balloon rupture and disposal of the catheter and fluid as radioactive waste.

     Many of the Company's competitors and potential competitors have substantially greater capital resources than does the Company and also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing and marketing. There can be no assurance that the Company's competitors and potential competitors will not succeed in developing, marketing and distributing technologies and products that are more effective than those developed and marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive.

Additionally, there is no assurance that the Company will be able to compete effectively against such competitors and potential competitors in terms of manufacturing, marketing and sales.

     Any product developed by the Company that gains regulatory clearance or approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. In addition, the Company believes that the primary competitive factors for products addressing restenosis include safety, efficacy, ease of use, reliability, suitability for use in cath labs, service and price. The Company also believes that physician relationships, especially relationships with leaders in the interventional cardiology community, are important competitive factors. Although the Company believes that it is the first in the United States to have initiated an FDA-approved human clinical trial of a radiation system for reducing the frequency of restenosis, there can be no assurance that the Company will be first to market such a system in the United States or to market such a system effectively.

GOVERNMENT REGULATION

  United States

     The Company's Beta-Cath System is regulated in the United States as a medical device. As such, the Company is subject to extensive regulation by the FDA and by foreign governments. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals, a recommendation by the FDA that the Company not be permitted to enter into government contracts, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     In the United States, medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and efficacy. Under FDA regulations Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to GMPs) and Class II devices are subject to general and special controls (for example, performance standards, patient registries, and FDA guidelines). Generally, Class III devices are those that must receive premarket approval by the FDA after evaluation of their safety and efficacy (for example, life-sustaining, life-supporting and implantable devices, or new devices that have not been found substantially equivalent to other Class II legally marketed devices). The Beta-Cath System is a Class III device, which will require pre-market approval ("PMA") by the FDA prior to its commercialization.

     A PMA application must be supported by valid scientific evidence, which typically includes extensive data, including preclinical and human clinical trial data to demonstrate safety and efficacy of the device. If human clinical trials of a device are required and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an IDE application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA.

     The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission should include the proposed labeling, advertising literature and training methods (if required). Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit such substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing and begin an in-depth review of the PMA application. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information previously submitted. During the review period an advisory committee, primarily comprised of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by those recommendations. During the review process of the PMA application, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with the applicable GMP requirements.

     If the FDA's evaluations of the PMA application is favorable, the FDA will either issue an approval letter or an "approvable letter," containing a number of conditions which must be satisfied in order to secure the final approval of the PMA application. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a letter approving a PMA application authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "not approvable letter." The FDA may also determine that additional clinical trials are necessary, in which case approval of the PMA application could be delayed for several years while additional clinical trials are conducted and submitted in an amendment to the PMA application. The PMA application process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     On July 19, 1995, 29 days after submission of the application, the Company obtained an IDE to conduct clinical feasibility trial to collect data necessary to gain FDA approval to begin the multi center, randomized, prospective clinical trial needed to support a PMA application. The trial initially commenced at Emory University Hospital. On April 18, 1996, 31 days after submission of an application to broaden that IDE, the Company was granted the authority to begin enrolling patients also at Rhode Island Hospital. Then, in July 1997, 29 days after submission of the Company's application for an IDE for a multi center trial using a modified transfer device, the FDA approved an IDE for the multi center trial currently in progress. There can be no assurance as to when, or if, the Company will complete clinical trials of its Beta-Cath System or that data from such trials, if completed, will be adequate to support approval of a PMA application. Furthermore, there can be no assurance that the Company will be able to obtain approval of its PMA application on a timely basis, or at all, and delays in the receipt of, or failure to receive, such approvals would have a material adverse effect on the Company's business, financial condition and results of operations, and could result in cessation of the Company's business.

     Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and those state agencies. The FDA requires devices to be manufactured in accordance with GMP regulations, which impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality-assurance activities.

     Because the Beta-Cath System uses radiation sources, its manufacture, distribution, transportation, import/export, use and disposal will also be subject to federal, state and/or local laws and regulations relating to the use and handling of radioactive materials. Specifically, even if approval of a PMA application is obtained, approval by the U.S. Nuclear Regulatory Commission ("NRC"), or an equivalent state agency, of the Company's radiation sources for certain medical uses will be required to distribute commercially the radiation sources to licensed recipients in the United States. In addition, the Company and/or its supplier of radiation sources must obtain a license from the NRC to commercially distribute such radiation sources as well as to comply with all applicable regulations. The Company and/or its supplier of radiation sources must also comply with NRC and U.S. Department of Transportation regulations on the labeling and packaging requirements for shipment of radiation sources to hospitals or other users of the Beta-Cath System. In addition, hospitals may be required to obtain or expand their licenses to use and handle beta radiation prior to receiving radiation sources for use in the Beta-Cath System. Comparable, or perhaps more stringent, requirements and/or approvals regulating radiation are anticipated in markets outside the United States. If any of the foregoing approvals are significantly delayed or not obtained, the Company's business, financial condition and results of operations could be materially adversely affected.

     The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire-hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future, or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

     Changes in existing requirements or adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.

  International


     Sales of the Beta-Cath System outside the United States are subject to regulatory requirements that vary from country to country but generally include pre-marketing governmental approval. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements for the conduct of clinical trials, marketing authorization, pricing and reimbursement may differ from the FDA requirements. In addition, there may be foreign regulatory barriers other than premarket approval (including regulations concerning the distribution, use and handling of the radiation sources), and the export of devices must be in compliance with FDA regulations. In Europe, commencing in 1998 the Company will be required to obtain certifications necessary to enable the CE mark to be affixed to the Beta-Cath System, to market the Beta-Cath System throughout the European Union. Additionally, to market products in Europe, the Company may choose to maintain ISO 9001 and is required to maintain EN 46001 certification subject to periodic surveillance audits. Using data from its feasibility studies, the Company intends to submit an application by the end of the first quarter of 1998 for a CE mark to commence marketing of the Beta-Cath System in Europe.



     Other countries in which the Company intends to market the Beta-Cath System may adopt regulations in the future that could prevent the Company from marketing its Beta-Cath System in those countries. The foreign regulatory process generally includes all of the risks associated with FDA approval in the United States. In addition, the Company may be required to spend significant amounts of capital in order to respond to requests for additional information by foreign regulatory bodies, or may otherwise be required to spend significant amounts of capital in order to obtain foreign regulatory approvals. Any such events could substantially delay or preclude the Company from marketing the Beta-Cath System in foreign countries.


THIRD-PARTY REIMBURSEMENT

     The Beta-Cath System, if approved for commercial sale, will be purchased primarily by hospitals. Hospitals and physicians bill various third-party payors, such as government health programs, private health insurance plans, managed care organizations and other similar programs, for the health care services provided to their patients. The FDA has classified the Beta-Cath System as an experimental device and accordingly its use in the human clinical trials will not be reimbursable under the Medicare program or by private insurers until after the PMA approval is achieved, if ever. The classification of the Beta-Cath System as experimental will materially increase the costs of conducting clinical trials in the United States, and such costs could have a material adverse effect on the Company's business, financial condition and results of operations. Even if the Beta-Cath System were to receive approval for marketing by the FDA, there can be no assurance that third-party payors will cover the Beta-Cath System, or, if covered, that third-party payors will not place certain restrictions on the circumstances in which coverage will be available. In addition, payors may deny reimbursement if they determine that a product was not used in accordance with established payor protocol regarding cost-effective treatment methods, or was used for an unapproved indication. Third-party payors are also increasingly challenging the prices charged for medical products and services and, in some instances, have put pressure on medical device suppliers to lower their prices. The Company is unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. There can be no assurance that the Beta-Cath System will be considered cost effective by third-party payors or health care providers, that reimbursement for the Beta-Cath System will be available or, if available, that payors' reimbursement levels will not adversely affect the Company's ability to sell the Beta-Cath System on a profitable basis. In addition, the cost of health care has risen significantly over the past decade, and there have been and may continue to be proposals by legislators, regulators, third-party payors and health care providers to curb these costs. Failure by hospitals and physicians to obtain reimbursement from third-party payors, changes in third-party payors' policies toward reimbursement for the Beta-Cath System or legislative action could have a material adverse effect on the Company's business, financial condition and results of operations.


     Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government managed systems. There can be no assurance that reimbursement for the Company's products will be available in international markets under either government or private reimbursement systems.

PRODUCT LIABILITY AND INSURANCE

     The business of the Company entails the risk of product liability claims. Although the Company has not experienced any product liability claims to date, there can be no assurance that such claims will not be asserted or that the Company will have sufficient resources to satisfy any liability resulting from such claims. The Company maintains product liability insurance with coverage of an annual aggregate maximum of $4 million. There can be no assurance that product liability claims will not exceed such insurance coverage limits, that such insurance will continue to be available on commercially reasonable terms or at all, or that a product liability claim would not materially adversely affect the business, financial condition or results of operations of the Company.

FACILITIES

     The Company leases approximately 25,600 square feet of space in an office park in Norcross, Georgia under a five-year lease expiring in 2000. All of the Company's operations (other than clinical research activities and services of its consultants) are conducted in that facility. The Company believes that its facility is adequate to serve its needs through at least 1998, but additional facilities may be needed thereafter to commercialize the Beta-Cath System.

EMPLOYEES AND CONSULTANTS


     As of November 14, 1997 the Company directly employed 42 full-time individuals. Most of the Company's employees have prior experience with medical device or pharmaceutical companies. The Company believes it maintains good relations with its employees. None of the Company's employees is represented by a union or covered by a collective bargaining agreement. The Company's success will depend in large part upon its ability to attract and retain qualified employees. The Company faces competition in this regard from other companies, research and academic institutions and other organizations.


     The Company maintains continuing relationships with a number of independent consultants that have contributed to the development of the Company's products and work on specific development projects. These relationships are integral to the continued success of the Company and the generation of new products from the research and development departments.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                        AGE                    POSITION
----                                        ---                    --------
Thomas D. Weldon..........................   42   President, Chief Executive Officer and
                                                    Director
Charles E. Larsen.........................   46   Senior Vice President, Chief Technical
                                                    Officer and Director
David N. Gill.............................   42   Chief Operating Officer, Vice President of
                                                    Finance and Treasurer
Thomas K. Brooks..........................   41   Vice President, Sales and Marketing
Joan M. Macdonald, Ph.D...................   39   Vice President, Regulatory and Clinical
                                                    Affairs
Cheryl R. Johnson.........................   35   Vice President, Investor Relations and
                                                    Business Development and Secretary
Norman R. Weldon, Ph.D....................   63   Chairman of the Board of Directors
J. Stephen Holmes.........................   54   Director(1)
Richard M. Johnston.......................   62   Director(1)(2)
Pieter J. Schiller........................   59   Director(2)
Jack R. Kelly, Jr.........................   63   Director(1)
Stephen I. Shapiro........................   52   Director
William E. Whitmer........................   64   Director(2)

---------------

(1) Member of Stock Option and Compensation Committee.
(2) Member of Audit Committee.

     Thomas D. Weldon. Mr. Weldon co-founded the Company and has served as its President and Chief Executive Officer and as a Director since its capitalization in May 1992. Mr. Weldon co-founded and was President, Chief Executive Officer and a Director of Novoste Puerto Rico Inc. ("Novoste Puerto Rico"), a manufacturer of disposable cardiovascular medical devices, from 1987 to May 1992, prior to its sale. Previous responsibilities included management positions at Arthur Young & Company and Key Pharmaceuticals. Mr. Weldon received a B.S. in Industrial Engineering from Purdue University and an M.B.A. in Operations and Systems Management from Indiana University.

     Charles E. Larsen. Mr. Larsen co-founded the Company and has served as its Senior Vice President and as a Director since its capitalization in May 1992. Since February 28, 1997, Mr. Larsen has been Chief Technical Officer of the Company, having served from May 1992 through February 1997 as its Chief Operating Officer. Mr. Larsen co-founded and was Vice President and Director of Novoste Puerto Rico from 1987 to May 1992. From 1983 through 1987, Mr. Larsen was a manager of manufacturing engineering at Cordis Corporation. Mr. Larsen received a B.S. in Mechanical Engineering from New Jersey Institute of Technology.

     David N. Gill. Mr. Gill has served as the Company's Vice President of Finance, Chief Financial Officer and Treasurer since July 1996 and as Chief Operating Officer since February 28, 1997. From August 1995 to June 1996, Mr. Gill served as Chief Financial Officer of SPEA Software AG prior to its sale. From 1992 to 1995, Mr. Gill served as President and Director of Dornier Medical Systems, Inc., and from 1990 to 1992 as its Vice President of Finance. Mr. Gill received an M.B.A. from Emory University and a B.S. degree in Accounting from Wake Forest University.

     Thomas K. Brooks. Mr. Brooks has served as the Company's Vice President, Sales, Marketing and Business Development from January 1995 to July 1996 and as Vice President, Sales and Marketing since July 1996. From 1986 through December 1994, Mr. Brooks served in various sales, marketing, and business development positions with Boston Scientific Corporation, a manufacturer of medical devices, most recently as manager of new business development. From 1983 through 1986, Mr. Brooks held various sales positions for Ethicon Endo-Surgery Division of Johnson & Johnson. Mr. Brooks received a B.A. in Business Administration from Monmouth College.

     Joan M. Macdonald, Ph.D. Dr. Macdonald joined the Company in January 1994, as its Director of Regulatory Affairs, and has been its Vice President, Regulatory and Clinical Affairs since January 1996. From February 1991 through September 1993, Dr. Macdonald worked for CIBA Vision Corporation, a manufacturer of ophthalmic products, having served most recently as Director, Worldwide Regulatory Strategy. Dr. Macdonald received a Ph.D. degree in Physiology from the Medical College of Wisconsin and M.S. and B.S. degrees in Zoology from the University of Wisconsin.

     Cheryl R. Johnson. Ms. Johnson joined the Company in July 1992 as Director of Marketing and Business Development and Secretary, served as Director of Administration and Business Development of the Company from January 1996 until July 1996 and as Vice President, Investor Relations and Business Development from July 1996. From August 1989 to June 1992, Ms. Johnson worked in planning and business development capacities at BOC Health Care, most recently as its business development manager. Ms. Johnson received an M.B.A. from the Kellogg School at Northwestern University and a B.S. degree in Chemical Engineering from the Georgia Institute of Technology.

     Norman R. Weldon, Ph.D. Dr. Weldon co-founded the Company and has been Chairman of the Board since its capitalization in May 1992. Dr. Weldon is Treasurer and Managing Director of Partisan Management Group, a venture capital fund he co-founded in 1993. From 1986 until May 1996, Dr. Weldon served as President and Chief Executive Officer and as a Director of Corvita Corporation, a medical device company Dr. Weldon co-founded in 1986. In July 1996 Pfizer Inc. consummated its acquisition of Corvita. From 1979 to 1987, Dr. Weldon served as President and Chief Executive Officer of Cordis Corporation. From 1964 to 1979, Dr. Weldon served CTS Corporation in various capacities, including as its President and Chief Executive Officer beginning in 1976. Dr. Weldon received, from Purdue University, a Ph.D. in Economics, a M.S. in Industrial Management and a B.S. in Biochemistry.

     J. Stephen Holmes. Mr. Holmes has served as a Director of the Company since October 1992. Mr. Holmes is currently Executive Manager of Saber Endoscopy, LLC, a medical device company, and has served as Founder and Manager since its inception in February 1996. From 1992 through 1995, Mr. Holmes was a private investor, having founded several start-ups from 1979 through 1991, including Adler Instrument Company, Inc., SOLOS Ophthalmology, Inc. and SOLOS Endoscopy, Inc., which he founded in 1982, 1988 and 1990, respectively, and in which he sold his interests in 1988, 1991 and 1991, respectively. From 1970 through 1979, Mr. Holmes served in various marketing and sales positions with Baxter/American Hospital Supply. Mr. Holmes received a B.S. in Marketing from the University of Evansville.

     Richard M. Johnston. Mr. Johnston has served as a Director of the Company since December 1993. Mr. Johnston has been employed by The Hillman Company, an investment holding company with diversified operations, since 1961 and has been Vice-President -- Investments since 1970 and a Director since 1993. The Hillman Company is controlled by a principal shareholder of the Company, the trust for the benefit of Henry L. Hillman. Since February 1996 Mr. Johnston has served as Chairman of the Board of Metrocall, Inc. Mr. Johnston has also served as Chairman of the Board of Western Pennsylvania Healthcare System since 1978. Mr. Johnston received a M.B.A. from the Wharton School of Finance and Commerce, University of Pennsylvania and a B.S. in Commerce from Washington & Lee University.

     Pieter J. Schiller. Mr. Schiller has served as a Director of the Company since March 1996. Mr. Schiller has served as a Director of CollaGenex Pharmaceuticals, Inc. since September 1995. Since 1987, Mr. Schiller has been a general partner of a principal shareholder of the Company, ATV, a venture capital firm located in Boston, Massachusetts, where he specializes in health care investing. Mr. Schiller served Allied Signal and its predecessor companies from 1961 through 1986 in various capacities, including Treasurer and Vice-President, Planning and Development. From 1983 to 1986, he served as Executive Vice-President of Allied Health and Scientific Products Company, a multi-national manufacturer of biomedical and analytical instruments and supplies. Mr. Schiller received his M.B.A. from New York University and a B.A. in Economics from Middlebury College.

     Jack R. Kelly, Jr. Mr. Kelly has served as a Director of the Company since January 1995. Since July 1983, Mr. Kelly has been a member of the general partner of Noro-Moseley Partners III, L.P., a venture capital fund and a principal shareholder of the Company. From 1958 through 1983, Mr. Kelly was the Chief Operating Officer and a Director of Scientific-Atlanta, Inc. Mr. Kelly is a Director of Syntellect, Inc. Mr. Kelly earned a B.S. in Physics from Georgia State University.

     Stephen I. Shapiro. Mr. Shapiro has served as a Director of the Company since October 1996. Mr. Shapiro previously served as a Director of the Company from August 1995 until his resignation in March 1996. Since 1982, he has been a Managing Principal of The Wilkerson Group (International Business Machines Corporation), a management consulting group with clients in the health care industry. From 1970 to 1982, Mr. Shapiro held a variety of technical management and strategic planning positions with Union Carbide Clinical Diagnostics and Becton Dickinson and Company. Mr. Shapiro received a B.S. degree in Chemical Engineering from the Massachusetts Institute of Technology and a M.S. degree in Chemical Engineering from the University of California at Berkeley.

     William E. Whitmer. Mr. Whitmer has served as a Director of the Company since October 1992. Mr. Whitmer is a certified public accountant and management consultant. From 1989 until his retirement in 1992, he was a partner of Ernst & Young, having served as the Associate Managing Director of that firm's southern U.S. management consulting group. From 1968 through 1989, Mr. Whitmer was a partner of Arthur Young & Company, having served as the Managing Partner of its East and Southeast U.S. regions of the management consulting practice from 1975 through 1989. Mr. Whitmer received a B.A. in Economics from Denison University.

     Dr. Norman R. Weldon is the father of Mr. Thomas D. Weldon.

     The Company's Board of Directors is divided into three classes, each of which will serve a term of three years, with one class being elected each year. Each of the Company's directors has been elected to serve until his successor has been elected and duly qualified. The terms of Richard M. Johnston, Pieter J. Schiller and Jack R. Kelly, Jr. will expire at the annual meeting of shareholders in 1998; the terms of Thomas D. Weldon, Charles E. Larsen and Norman R. Weldon will expire at the annual meeting of shareholders in 1999; and the terms of J. Stephen Holmes, William E. Whitmer and Stephen I. Shapiro will expire at the annual meeting of shareholders in 2000.

     The Board of Directors has a Stock Option and Compensation Committee, comprised of Richard M. Johnston, Jack R. Kelly, Jr. and J. Stephen Holmes. The Stock Option and Compensation Committee establishes compensation policies and determines compensation for the executive officers of the Corporation, as well as administering the Company's 1992 Amended and Restated Stock Option Plan. The Board itself administers the Non-Employee Director Stock Option Plan. The Board of Directors also has an Audit Committee, comprised of Messrs. William E. Whitmer, Pieter J. Schiller and Richard M. Johnston. The Audit Committee reviews the audit and financial procedures of the Company and recommends any changes with respect thereto to the Board of Directors.

     Officers are elected annually and serve at the pleasure of the Board of Directors.

     The Company has obtained key-man life insurance policies on the lives of Mr. Thomas D. Weldon and Mr. Larsen in the amount of $1,000,000 and $750,000, respectively, under each of which the Company is the sole beneficiary.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth as of November 14, 1997, information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially five percent or more of such Common Stock,
(ii) each director of the Company, (iii) each person named in the Summary Compensation Table in the Company's Definitive Proxy Statement for its June 20, 1997 Annual Meeting of Shareholders, (iv) each Selling Shareholder and (v) all executive officers and directors as a group, together with their respective percentage ownership of such shares before this Offering and as adjusted to reflect the sale of the Common Stock offered hereby:



                                         SHARES OWNED BEFORE                       SHARES OWNED AFTER
                                            THE OFFERING                              THE OFFERING
                                      -------------------------     SHARES       ----------------------
NAME AND ADDRESS                      NUMBER(1)      PERCENTAGE   BEING SOLD     NUMBER(1)   PERCENTAGE
----------------                      ----------     ----------   ----------     ---------   ----------
Thomas D. Weldon(2)(3)(4)...........     930,402        10.4%      100,000         830,402       7.9%
Charles E. Larsen(4)................     776,161         8.7%      100,000         676,161       6.4%
Henry L. Hillman, Elsie Hilliard
  Hillman and C.G. Grefenstette,
  Trustees(5)(6)(12)................     449,087         5.1%           --         449,087       4.4%
C.G. Grefenstette and Thomas G.
  Bigley, Trustees(5)(7)............     582,112         6.8%           --         582,112       5.7%
Venhill Limited Partnership(8)......     236,574         2.8%           --         236,574       2.3%
  158 Main Street
  New Canaan, Connecticut 06840
Advanced Technology Ventures IV,
  L.P...............................     794,043         9.3%      100,000(9)      694,043       6.9%
  281 Winter Street
  Suite 350
  Waltham, MA 02154
Noro-Moseley Partners III, L.P......     537,037         6.3%      100,000(9)      437,037       4.3%
  4200 Northside Parkway N.W.
  Atlanta, GA 30327(10)
Paul Tudor Jones, II(11)............     634,700         7.4%           --         634,700       7.4%
Norman R. Weldon, Ph.D.(3)(12)......     375,883         4.4%           --         375,883       3.7%
Jonathan J. Rosen, Ph.D.(13)........      10,575(13)     *              --          10,575       *
Cheryl R. Johnson...................     118,400         1.4%           --         118,400       1.2%
Thomas K. Brooks....................      59,850         *              --          59,850       *
Stephen I. Shapiro..................      13,250         *              --          13,250       *
J. Stephen Holmes...................      22,500         *              --          22,500       *
William E. Whitmer..................      14,500         *              --          14,500       *
Richard M. Johnston(14).............       3,000         *              --           3,000       *
Jack R. Kelly, Jr.(15)..............       3,000         *              --           3,000       *
Pieter J. Schiller(16)..............       2,500         --             --           2,500        --
David N. Gill.......................      16,250         *              --          16,250       *
All executive officers and directors
  as a group (13 persons)(17).......   2,266,675        23.8%      200,000       2,066,675      18.6%



---------------

   * Less than 1%.

 (1) A person is deemed to be the beneficial owner of Common Stock that can be acquired within 60 days from November 14, 1997 upon the exercise of options, and that person's options are assumed to have been exercised (and the underlying shares of Common Stock outstanding) in determining such person's percentage ownership. Accordingly, the following shares issuable upon exercise of options have been included in the shares beneficially owned by the following persons: Thomas D. Weldon -- 391,875 shares; Charles
     E. Larsen -- 391,875 shares; J. Stephen Holmes -- 12,500 shares; William E. Whitmer -- 12,500 shares; Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees -- 12,500 shares; Noro-Moseley Partners III,
     L.P. -- 7,500 shares; Cheryl R. Johnson -- 118,200 shares;

     Thomas K. Brooks -- 5,000 shares; Pieter J. Schiller -- 2,500 shares; Norman R. Weldon -- 2,500 shares; Stephen I. Shapiro -- 2,500 shares and David N. Gill -- 16,250 shares.
 (2) Includes 15,000 shares held in trust for the benefit of Mr. Weldon's children and 5,000 shares held by Mr. Weldon as custodian for his nephew.
 (3) Includes 122,571 shares held by The Weldon Foundation, Inc., a Florida not-for-profit corporation in which Thomas D. Weldon and Norman R. Weldon are directors. Mr. Weldon and Dr. Weldon disclaim beneficial ownership of all shares held by The Weldon Foundation, Inc.
 (4) Address is c/o Novoste Corporation, 4350-C International Blvd., Norcross, GA 30093.
 (5) Address is 2000 Grant Building, Pittsburgh, PA 15219.
 (6) Consists of 436,587 shares held by a trust for the benefit of Henry L. Hillman (the "HLH Trust") and 12,500 shares subject to options which were granted to Richard M. Johnston, an officer of The Hillman Company. Pursuant to an agreement with The Hillman Company, if Mr. Johnston exercises these options, he does so on behalf of The Hillman Company or a wholly owned subsidiary thereof. The Trustees of the HLH Trust are Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette (the "HLH Trustees"). The HLH Trustees share voting and investment power with respect to the shares of record held by the HLH Trust. Does not include an aggregate of 582,112 shares held by four trusts for the benefit of members of the Hillman family (see note 7 below) or 236,574 shares owned by Venhill Limited Partnership (see note 8 below), as to which shares the HLH Trustees (other than Mr. Grefenstette with respect to the shares described in note 7 below) disclaim beneficial interest.
 (7) Includes 145,528 shares held by each of four irrevocable trusts for the benefit of members of the Hillman family (the "Hillman Family Trusts"). Mr. Grefenstette and Thomas G. Bigley are trustees of these four trusts and share voting and dispositive power over the trusts' assets.
 (8) Consists of 236,574 shares held by Venhill Limited Partnership. Howard B. Hillman is the general partner of Venhill Limited Partnership and is a step-brother of Henry L. Hillman.
 (9) Does not include up to 100,000 shares and 30,000 shares which may be sold by Advanced Technology Ventures IV, L.P. and Noro-Moseley Partners III, L.P., respectively, upon exercise of the Underwriters' over-allotment option.
(10) Includes 7,500 shares subject to options which were granted to Jack R. Kelly, Jr., a member of the general partner of Noro-Moseley Partners III, L.P. ("Noro-Moseley"). Pursuant to an agreement with Noro-Moseley, if Mr. Kelly exercises his options, he does so on behalf of Noro-Moseley.
(11) Pursuant to a Schedule 13D, dated October 22, 1997, which was jointly filed with the Securities and Exchange Commission by Tudor Investment Corporation ("TIC"), Paul Tudor Jones, II ("Jones"), The Raptor Global Fund Ltd. ("Raptor Ltd."), The Raptor Global Fund L.P. ("Raptor L.P."), Tudor Arbitrage Partners L.P. ("TAP"), Tudor Global Trading LLC ("TGT"), Tudor BVI Futures, Ltd. ("Tudor BVI"), The Upper Mill Capital Appreciation Fund Ltd. ("Upper Mill"), and Tudor Proprietary Trading, L.L.C. ("TPT"). The address of each of TIC, Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, CT 06830. The business address of each of Raptor Ltd., Tudor BVI and Upper Mill is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of TPT is The Upper Mill, Kingston Road, Ewell, Surrey KT17 2AF, England. Jones disclaims beneficial ownership of the shares beneficially owned by Raptor Ltd. (161,900 shares), Raptor L.P. (58,300 shares), TAP (34,500 shares), Tudor BVl (206,468 shares), Upper Mill (113,908 shares), TPT (59,624 shares) and TGT as sole general partner of TAP (34,500 shares).
(12) Includes 14,250 shares held by Dr. Weldon's spouse but excludes all shares held by Dr. Weldon's adult children, none of whom reside with Dr. Weldon.
(13) Resigned as an executive officer of the Company effective February 28, 1997. His ownership of shares is based upon the Company's records as of October 23, 1997.
(14) Does not include shares held by the HLH Trust, the Hillman Family Trusts and Venhill Limited Partnership (collectively, the "Hillman Related Shareholders"), as to which Mr. Johnston disclaims beneficial ownership. Mr. Johnston is Vice President -- Investments and a Director of The Hillman Company, a private firm engaged in diversified investments and operations which is controlled by the HLH Trust. Also does not include 12,500 shares subject to options, which were granted to Mr. Johnston but to which he disclaims beneficial ownership. Pursuant to an agreement with The Hillman Company, if Mr. Johnston exercises these options, he does so on behalf of The Hillman Company or a wholly owned subsidiary thereof. See note 6 above.
(15) Does not include shares held by Noro-Moseley, for which Mr. Kelly serves as a member of the general partner. Mr. Kelly disclaims beneficial ownership of such shares, except to the extent of his proportionate interest in Noro-Moseley. Also does not include 7,500 shares subject to options, which were granted to Mr. Kelly but to which he disclaims beneficial ownership. Pursuant to an agreement with Noro-Moseley, if Mr. Kelly exercises his options, he does so on behalf of Noro-Moseley. See Note 10 above.
(16) Does not include shares held by Advanced Technology Ventures IV, L.P. ("ATV"), for which Mr. Schiller serves as a general partner. Mr. Schiller disclaims beneficial ownership of such shares, except to the extent of his proportionate interest in ATV.

(17) See notes 1, 2, 3 and 12 above. Also includes options to purchase 53,550 shares held by an executive officer not named in the Summary Compensation Table under "Executive Compensation" on page of this Prospectus. Does not include options to purchase 20,000 shares described in notes 14 and 15 above. Also does not include any shares held by Dr. Rosen, who resigned as an executive officer of the Company effective February 28, 1997.

                                  UNDERWRITING

     The Company and the Selling Shareholders have entered into a Purchase Agreement (the "Purchase Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom Piper Jaffray Inc., Cowen & Company and NationsBanc Montgomery Securities, Inc. are acting as representatives (the "Representatives"). Subject to the terms and conditions set forth in the Purchase Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholders in relative proportion to the number of shares of Common Stock offered by them hereby, the following number of shares of Common Stock set forth opposite each Underwriter's name in the table below:


                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Piper Jaffray Inc. .........................................    800,000
Cowen & Company.............................................    600,000
NationsBanc Montgomery Securities, Inc. ....................    600,000
                                                              ---------
          Total.............................................  2,000,000
                                                              =========


     Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement, if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that in certain circumstances purchase commitments of the nondefaulting Underwriters may be increased, or the Purchase Agreement may be terminated.


     The Representatives have advised the Company that the Underwriters propose to offer Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $.65 per share. Additionally, the Underwriters may allow, and such dealers may reallow a concession not in excess of $.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.


     The Company and two of the Selling Shareholders, ATV and Noro-Moseley, have granted to the Underwriters an option, exercisable by the Representatives within 30 days after the date of the Purchase Agreement, to purchase up to an additional 300,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. Of such additional shares, up to 170,000 shares are being offered by the Company, up to 100,000 shares by ATV and up to 30,000 shares by Noro-Moseley, on a pro rata basis. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Representatives have informed the Company that neither they, nor any other member of the National Association of Securities Dealers, Inc. (the "NASD") participating in the distribution of this Offering, will make sales of the Common Stock offered hereby to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

     The Offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The officers and directors of the Company and certain other shareholders designated by the Representatives, who will beneficially own in the aggregate 4,465,528 shares of Common Stock after the Offering, have agreed that they will not sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock owned by them prior to the date of this Prospectus for a period of 90 days after the date of this Prospectus, without the prior written consent of Piper Jaffray Inc., except for the shares of Common Stock offered by the Selling Shareholders hereby. The Company has agreed that it will not, without the Underwriters' prior written consent, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock during the 90-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under the Stock Option Plans.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this Offering, the Underwriters have advised the Company that certain Underwriters and dealers, if any, or their respective affiliates who are qualified registered market-makers on The Nasdaq National Market, may engage in passive market-making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule M under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two-business-day period before commencement of offers or sales of the Common Stock offered hereby. The passive market-making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market-maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Epstein Becker & Green, P.C., New York, New York. Certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and for the period from inception (May 22, 1992) through December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                              PAGE
                                                              ----
Financial Statements at December 31, 1995 and 1996 and for
  the Years Ended December 31, 1994, 1995 and 1996 and the
  Period from Inception (May 22, 1992) Through December 31,
  1996
Report of Independent Auditors..............................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Shareholders' Equity (Deficit)................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7
Unaudited Condensed Financial Statements at September 30,
  1997 and for the Nine Months Ended September 30, 1996 and
  1997
Balance Sheet...............................................  F-15
Statements of Operations....................................  F-16
Statements of Cash Flows....................................  F-17
Notes to Unaudited Condensed Financial Statements...........  F-18

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Novoste Corporation

     We have audited the accompanying balance sheets of Novoste Corporation (a Development Stage Company) (the "Company") as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996 and for the period from inception (May 22, 1992) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the period from inception (May 22, 1992) through December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
February 1, 1997

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  1996          1995
                                                              ------------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 19,954,827   $   817,587
  Short-term investments....................................     7,588,693            --
  Prepaid expenses..........................................       126,349        14,628
                                                              ------------   -----------
Total current assets........................................    27,669,869       832,215
Property and equipment, net.................................     1,128,031       932,681
License agreements, net.....................................       153,396       166,934
Other assets................................................       303,642       125,388
                                                              ------------   -----------
                                                              $ 29,254,938   $ 2,057,218
                                                              ============   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Fixed rate convertible promissory notes with related
     parties................................................  $         --   $ 1,038,450
  Accounts payable..........................................       155,946       217,543
  Accrued expenses and taxes withheld.......................       665,175       482,584
                                                              ------------   -----------
Total current liabilities...................................       821,121     1,738,577
Shareholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized at December 31, 1996, no shares issued and
     outstanding; none authorized at December 31, 1995
  Common stock, $.01 par value, 25,000,000 and 14,000,000
     shares authorized at December 31, 1996 and 1995,
     respectively; 8,257,967 and 2,482,622 shares issued....        82,580        24,826
  Class B common stock, $.01 par value, none authorized and
     outstanding at December 31, 1996 and 6,000,000 shares
     authorized, 1,611,269 shares issued and outstanding at
     December 31,1995.......................................            --        16,113
Additional paid-in capital..................................    41,772,791     7,760,175
Deficit accumulated during the development stage............   (13,405,714)   (7,466,633)
                                                              ------------   -----------
                                                                28,449,657       334,481
Less treasury stock, 5,280 shares of common stock, at
  cost......................................................       (15,840)      (15,840)
                                                              ------------   -----------
Total stockholders' equity..................................    28,433,817       318,641
                                                              ------------   -----------
                                                              $ 29,254,938   $ 2,057,218
                                                              ============   ===========

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                       FROM INCEPTION
                                                                                          (MAY 22,
                                                                                           1992)
                                                     YEAR ENDED DECEMBER 31,              THROUGH
                                             ---------------------------------------    DECEMBER 31,
                                                1996          1995          1994            1996
                                             -----------   -----------   -----------   --------------
Revenues:
  Miscellaneous sales......................  $        --   $    16,507   $    71,777    $    290,887
Operating expenses:
  Research and development.................    4,646,583     2,088,822     1,404,429       8,887,032
  General and administrative...............    1,574,678       465,670       525,656       4,087,541
  Marketing................................      581,280       659,361       291,470       1,532,111
                                             -----------   -----------   -----------    ------------
                                               6,802,541     3,213,853     2,221,555      14,506,684
                                             -----------   -----------   -----------    ------------
Loss from operations.......................   (6,802,541)   (3,197,346)   (2,149,778)    (14,215,797)
Interest income............................      950,791        15,427           768         991,842
Interest expense...........................      (87,331)      (36,107)      (46,679)       (181,759)
                                             -----------   -----------   -----------    ------------
Net loss...................................  $(5,939,081)  $(3,218,026)  $(2,195,689)   $(13,405,714)
                                             ===========   ===========   ===========    ============
Net loss per share.........................  $     (0.88)  $     (0.69)  $     (0.54)
                                             ===========   ===========   ===========
Weighted average shares outstanding........    6,748,492     4,671,147     4,031,307
                                             ===========   ===========   ===========

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
     FOR THE PERIOD FROM INCEPTION (MAY 22, 1992) THROUGH DECEMBER 31, 1996

                                                                                              DEFICIT
                                                             CLASS B                        ACCUMULATED
                                   COMMON STOCK           COMMON STOCK        ADDITIONAL     DURING THE
                                -------------------   ---------------------     PAID-IN     DEVELOPMENT    TREASURY
                                 SHARES     AMOUNT      SHARES      AMOUNT      CAPITAL        STAGE        STOCK        TOTAL
                                ---------   -------   ----------   --------   -----------   ------------   --------   -----------
Exchange of stock for license
  agreement at $.25 per
  share.......................    746,894   $ 7,469           --   $     --   $   179,255   $         --   $     --   $   186,724
Sale of stock at $1.00 per
  share.......................    820,000     8,200           --         --       811,800             --         --       820,000
Sale of stock at $3.00 per
  share.......................     86,667       867           --         --       259,133             --         --       260,000
Exercise of stock options at
  $.25 per share..............    205,000     2,050           --         --        49,200             --         --        51,250
Issuance of stock for
  consulting services, 117,500
  shares at $.25 per share,
  88,500 shares at $1.00 per
  share and 37,585 shares at
  $3.00 per share.............    243,585     2,435           --         --       228,195             --         --       230,630
Issuance of stock to employees
  for settlement of obligation
  for consulting services, at
  $3.00 per share.............     10,000       100           --         --        29,900             --         --        30,000
Net loss                               --        --           --         --            --       (727,688)        --      (727,688)
                                ---------   -------   ----------   --------   -----------   ------------   --------   -----------
Balance at December 31,
  1992........................  2,112,146    21,121           --         --     1,557,483       (727,688)        --       850,916
Sale of stock at $3.20 per
  share, net of $138,932 of
  offering costs..............    331,250     3,312           --         --       917,756             --         --       921,068
Exercise of stock options at
  $.25 to $1.00 per share.....     67,875       679           --         --        23,790             --         --        24,469
Issuance of stock for
  consulting services, at
  $3.00 per share.............     50,862       509           --         --       152,077             --         --       152,586
Repurchase of stock at $3.00
  per share...................     (5,280)       --           --         --            --             --    (15,840)      (15,840)
Net loss......................         --        --           --         --            --     (1,325,230)        --    (1,325,230)
                                ---------   -------   ----------   --------   -----------   ------------   --------   -----------
Balance at December 31,
  1993........................  2,556,853    25,621           --         --     2,651,106     (2,052,918)   (15,840)      607,969
Sale of stock at $3.20 per
  share.......................    312,500     3,125           --         --       996,875             --         --     1,000,000
Exercise of stock options at
  $.25 to $1.00 per share.....     35,500       355           --         --        12,270             --         --        12,625
Issuance of stock for
  consulting services, at
  $3.20 per share.............     50,626       506           --         --       161,494             --         --       162,000
Net loss......................         --        --           --         --            --     (2,195,689)        --    (2,195,689)
                                ---------   -------   ----------   --------   -----------   ------------   --------   -----------
Balance at December 31,
  1994........................  2,955,479    29,607           --         --     3,821,745     (4,248,607)   (15,840)     (413,095)
Sale of stock at $3.75 per
  share, net of $191,274 of
  offering costs..............         --        --      986,269      9,863     3,497,372             --         --     3,507,235
Exercise of stock options at
  $.25 per share..............      9,300        93           --         --         2,232             --         --         2,325
Issuance of stock for
  consulting services, at
  $3.20 per share.............     27,813       278           --         --        88,724             --         --        89,002
Issuance of stock for
  compensation to an employee,
  at $3.20 per share..........     16,000       160           --         --        51,040             --         --        51,200
Conversion of debt to
  common......................     93,750       938           --         --       299,062             --         --       300,000
Exchange of common for Class B
  common......................   (625,000)   (6,250)     625,000      6,250            --             --         --            --
Net loss......................         --        --           --         --            --     (3,218,026)        --    (3,218,026)
                                ---------   -------   ----------   --------   -----------   ------------   --------   -----------
Balance at December 31,
  1995........................  2,477,342    24,826    1,611,269     16,113     7,760,175     (7,466,633)   (15,840)      318,641
Issuance of stock for
  consulting services 2,422
  shares at $6.00 per share,
  33,520 shares at $6.38 per
  share, 678 shares at $9.50
  per share, and 435 shares at
  $9.375 per share............     37,066       371           --         --       407,667             --         --       408,038
Issuance of stock for deferred
  compensation to employees at
  $3.20 per share.............    102,945     1,029           --         --       328,395             --         --       329,424
Conversion of debt to common
  stock.......................    497,349     4,974           --         --     1,860,109             --         --     1,865,083
Exchange of Class B for common
  stock.......................  1,611,269    16,113   (1,611,269)   (16,113)           --             --         --            --
Exercise of stock warrants at
  $4.00 to $4.50 per share....     62,104       621           --         --       267,597             --         --       268,218
Cashless exercise of
  warrants....................    889,912     8,899           --         --        (8,899)            --         --            --
Issuance of stock in initial
  public offering at $14.00
  per share, net of issuance
  costs of $2,973,746.........  2,400,000    24,000           --         --    30,602,254             --         --    30,626,254
Exercise of stock options at
  $3.00 to $3.20 per share....    174,700     1,747           --         --       555,493             --         --       557,240
Net loss......................         --        --           --         --            --     (5,939,081)        --    (5,939,081)
                                ---------   -------   ----------   --------   -----------   ------------   --------   -----------
Balance at December 31,
  1996........................  8,252,687   $82,580           --   $     --   $41,772,791   $(13,405,714)  $(15,840)  $28,433,817
                                =========   =======   ==========   ========   ===========   ============   ========   ===========

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                       FROM INCEPTION
                                                                                          (MAY 22,
                                                                                           1992)
                                                     YEAR ENDED DECEMBER 31,              THROUGH
                                             ---------------------------------------    DECEMBER 31,
                                                1996          1995          1994            1996
                                             -----------   -----------   -----------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...................................  $(5,939,081)  $(3,218,026)  $(2,195,689)   $(13,405,714)
Adjustments to reconcile net loss to net
  cash used by operating activities:
  Depreciation and amortization............      316,082       227,373       204,373         877,875
  Issuance of stock for services or
     compensation..........................      408,038       140,202       162,000         947,318
  Change in assets and liabilities:
     Prepaid expenses and other............     (111,721)       34,041       (18,866)       (133,808)
     Accounts payable......................      (61,597)       95,386        48,249         155,946
     Accrued expenses and taxes withheld...      577,098        59,230        33,677       1,059,682
                                             -----------   -----------   -----------    ------------
          Net cash used by operations......   (4,811,181)   (2,661,794)   (1,766,256)    (10,498,701)
                                             -----------   -----------   -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) sale of short-term
  investments..............................   (7,588,693)           --       194,280      (7,588,693)
Purchase of property and equipment, net....     (449,730)     (484,346)     (510,939)     (1,752,426)
Other......................................     (226,418)     (113,779)           --        (356,037)
                                             -----------   -----------   -----------    ------------
          Net cash used by investing
            activities.....................   (8,264,841)     (598,125)     (316,659)     (9,697,156)
                                             -----------   -----------   -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable....    2,561,700     1,358,450       550,000       4,770,150
Repayment of notes payable.................   (1,800,150)     (870,000)           --      (2,970,150)
Proceeds from issuance of common stock.....   31,183,494     3,509,560     1,012,625      38,082,466
Exercise of warrants.......................      268,218            --            --         268,218
                                             -----------   -----------   -----------    ------------
          Net cash provided by financing
            activities.....................   32,213,262     3,998,010     1,562,625      40,150,684
                                             -----------   -----------   -----------    ------------
          Net increase (decrease) in cash
            and cash equivalents...........   19,137,240       738,091      (520,290)     19,954,827
Cash and cash equivalents at beginning of
  period...................................      817,587        79,496       599,786              --
                                             -----------   -----------   -----------    ------------
Cash and cash equivalents at end of
  period...................................  $19,954,827   $   817,587   $    79,496    $ 19,954,827
                                             ===========   ===========   ===========    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for interest.....................  $   101,312   $    38,741   $    25,084    $    165,137
                                             ===========   ===========   ===========    ============
Conversion of fixed rate promissory notes
  to related parties and accrued interest
  to common stock..........................  $ 1,865,083                                $  1,865,083
                                             ===========                                ============
Conversion of deferred compensation to
  common stock.............................  $   329,424                                $    329,424
                                             ===========                                ============

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Novoste Corporation (the "Company") was incorporated on January 8, 1987 and remained dormant until May 22, 1992 (date of inception) at which time it was capitalized. The Company is a development stage enterprise that is engaged in developing the Beta-Cath System, an intraluminal beta radiation catheter delivery system designed to reduce restenosis subsequent to percutaneous transluminal coronary angioplasty.

     The majority of the Company's efforts to date have been in the organization of the Company, establishing its management team, raising capital and initiating product development. The Company's initial public offering became effective on May 23, 1996 and closed on May 29, 1996 with the issuance of 2,400,000 shares of Common Stock and net proceeds (after underwriting discounts) of $31,248,000 before related expenses of approximately $622,000. All revenues received to date have been from the sale of certain patent rights, option payments made by a potential strategic partner to the Company in exchange for the sole right for the potential partner to enter into future agreements with the Company, and contract fees. Substantially all of the Company's products are in various stages of development. To achieve profitable operations, the Company must successfully complete the development and clinical trials of its products, obtain required regulatory approvals and achieve market acceptance. There can be no assurance that these efforts will be successful.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NET LOSS PER SHARE

     The net loss per share is computed based on the weighted average number of common shares outstanding after giving effect to certain adjustments described below. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common stock equivalent shares issued during the twelve-month period preceding the initial public offering in May 1996 have been included in the calculation through March 31, 1996 as if they were outstanding for all periods, using the treasury stock method and the actual initial public offering price of $14.00 per share.

     Historical net loss per share information presented in accordance with generally accepted accounting principles is as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          1996        1995        1994
                                                        ---------   ---------   ---------
Net loss per share....................................  $   (0.91)  $   (0.87)  $   (0.77)
                                                        =========   =========   =========
Shares used in computing historical net loss per
  share...............................................  6,543,129   3,679,361   2,836,896
                                                        =========   =========   =========

CASH AND SHORT-TERM INVESTMENTS

     Cash equivalents are comprised of certain highly liquid investments with maturities of less than three months. In addition to cash equivalents, the Company has investments in commercial paper that are classified as short-term (mature in more than 90 days but less than one year). Such investments are classified as held-to-maturity, as the Company has the ability and intent to hold them until maturity. Investments held-to-maturity are carried at amortized cost, adjusted for the amortization or accretion of premiums or discounts

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

without recognition of gains or losses that are deemed to be temporary. Premiums and discounts are amortized or accreted over the life of the related instruments as an adjustment to yield using the straight-line method, which approximates the effective interest method. Interest income is recognized when earned. Fair value approximates carrying value for all cash equivalents and investments.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated using the straight-line method based on the estimated useful lives of the related assets ranging from 5 to 7 years. Leasehold improvements are amortized over the remaining term of the related lease using the straight-line method. Repairs and maintenance are expensed as incurred.

     Property and equipment is comprised of the following:

                                                                 1996         1995
                                                              ----------   ----------
Furniture and fixtures......................................  $  303,958   $  232,112
Office equipment............................................     356,269      220,851
Laboratory equipment........................................     134,735       98,001
Leasehold improvements......................................     454,016      334,162
Production equipment........................................     482,334      412,382
                                                              ----------   ----------
                                                               1,731,312    1,297,508
Less: Accumulated depreciation and amortization.............    (603,281)    (364,827)
                                                              ----------   ----------
                                                              $1,128,031   $  932,681
                                                              ==========   ==========

OTHER ASSETS

     License agreements are amortized on a straight-line basis over periods ranging from fifteen to twenty years. The amortization periods are based on the lives of the license agreements or the approximate remaining lives of the related patents, whichever is appropriate. Accumulated amortization on license agreements at December 31, 1996 and 1995 totaled $65,368 and $43,569, respectively.

     At December 31, 1996 other assets includes $90,000 paid to a German supplier for an option, exercisable through August 25, 2002, to purchase certain assets of the vendor for $5,000,000. Other assets also include $130,720 advanced to the same vendor. For additional discussion of these amounts see Note 3 "Commitments and Concentrations".

RESEARCH AND DEVELOPMENT

     All research and development costs are charged to operations as incurred.

PATENT COSTS

     Legal fees and other direct costs incurred in obtaining and protecting patents are expensed as incurred.

STOCK BASED COMPENSATION

     The Company grants stock options generally for a fixed number of shares to employees, directors, consultants and independent contractors with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized for stock option grants for which the terms are

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

fixed. Compensation expense is recognized for increases in the estimated fair value of common stock for any stock options with variable terms.

     In October 1995 the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"), which changes the accounting for stock based compensation to non-employees and provides an alternative to APB 25 in accounting for stock-based compensation to employees. However, the Company elected to continue to account for stock-based compensation to employees in accordance with APB 25 and to disclose the impact of the alternative accounting (see Note 6).

RECLASSIFICATION

     Certain prior year expense amounts have been reclassified in the Statements of Operations for 1995 and 1994 and for the period from inception through December 31, 1996 to conform with current year classifications.

2.  CONSULTING AGREEMENTS

     The Company has agreements with the members of its Scientific Advisory Board, various consultants and others with terms ranging from one to five years. Substantially all of these agreements provide for stock grants on the agreement dates with such shares valued at the fair market value on the date of grant and include certain registration rights.

     During 1996, 1995 and 1994 approximately $46,000, $21,300, and $50,000, respectively, were charged to operations as amortization of the deferred compensation capitalized under these agreements ($187,751 from inception through December 31, 1996).

3.  COMMITMENTS AND CONCENTRATIONS

COMMITMENTS

     The Company is committed under operating leases for its facility and various office equipment. Rent expense was approximately $143,192, $116,400, and $62,400 for 1996, 1995 and 1994, respectively ($416,392 from inception through December 31, 1996). The total future minimum rental payments are as follows:

1997........................................................  $174,097
1998........................................................   174,097
1999........................................................   167,692
2000........................................................    64,553
                                                              --------
                                                              $580,439
                                                              ========

     The Company has entered into a license agreement with a physician pursuant to which he is entitled to receive a royalty on the net sales of the Beta-Cath System (excluding consideration paid for the radioactive isotope), subject to a maximum of $5,000,000, to be paid in exchange for the right granted thereunder to the Company to use his name in connection with sales and marketing of the Beta-Cath System.

     On January 30, 1996 the Company entered into a license agreement whereby the licensor assigned its claim to certain of the Company's technology back to the Company for royalties based on net sales (as defined in the agreement) of products derived from such technology, subject to certain minimum royalties. The royalty agreement term is consistent with the life of the related patent and applies to assignments of the patent technology to a third party. The royalty agreement provides for a reduction of the royalty fees and term of the agreement if the patent for the technology is not received within three years of execution of the agreement.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     On June 27, 1996 the Company signed an agreement with a medical diagnostic engineering, development, and design company to provide products and services to be used in the Company's product development. The agreement provides for aggregate payments of $1.3 million through April 30, 1997 of which $277,000 was paid in 1996.

     On November 15, 1996 an agreement was signed under which the Company agreed to advance a German supplier a monthly investment grant of 100,000 Deutsche Mark (approximately $65,000) for a period of 15 months from November 1996 through January 1998 to build and equip a production site for the exclusive production of radioactive materials to be supplied to the Company. At December 31, 1996 advances aggregated $131,000 under this agreement. All grant advances, and the amount paid for the option described in Note 1 are included in other assets and will be credited toward the purchase price of the assets upon exercise of the option. Absent the Company's decision to exercise the option, all amounts paid to the vendor will be amortized over the three year remaining life of the agreement once production of commercial volumes of radioactive materials commences.

CONCENTRATIONS OF SUPPLIERS

     Significant proportions of key components and processes relating to the Company's products are purchased from single sources due to technology, availability, price, quality, and other considerations. Key components and processes currently obtained from single sources include isotopes, catheters, protective tubing for catheters, proprietary connectors, and certain plastics used in the design and manufacture of the transfer device. In the event a supply of a key single-sourced material or component were delayed or curtailed, the Company's ability to produce the related product in a timely manner could be adversely affected. The Company attempts to mitigate these risks by working closely with key suppliers regarding the Company's product needs and the maintenance of strategic inventory levels.

4.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 5,095,822   $ 2,697,752
  R&D tax credit carryforwards..............................      219,840       127,069
  Other.....................................................      102,272       140,504
                                                              -----------   -----------
                                                                5,417,934     2,965,325
Valuation allowance.........................................   (5,417,934)   (2,965,325)
                                                              -----------   -----------
                                                              $        --   $        --
                                                              ===========   ===========

     At December 31, 1996 and 1995 no deferred tax assets were recorded as their future benefit is not assured. No income taxes were paid for 1996, 1995 or 1994.

     The Company has approximately $13,375,000 of net operating losses for federal income tax purposes available to offset future taxable income. Such losses expire $470,000 in 2007, $1,335,000 in 2008, $2,140,000 in 2009,
$3,120,000 in 2010, and $6,310,000 in 2011 and are subject to certain limitations in the event of a change in ownership. Approximately $574,000 of the net operating loss carryforwards will result in a credit to

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

contributed capital when recognized. Additionally, the Company has approximately $220,000 in research and development tax credits which expire $24,000 in 2008, $47,000 in 2009, $56,000 in 2010, and $93,000 in 2011 unless utilized earlier.

5.  SHORT-TERM DEBT

     As of December 31, 1995 the fixed rate convertible promissory notes with related parties bore interest at the rate of 8% and were payable to certain shareholders, together with accrued interest, on June 1, 1996. At any time prior to the payment of these notes, the holders had the option to convert all or any portion of the outstanding principal balance (plus accrued interest) into Class B common stock at the rate of $3.75 per share. The conversion price of $3.75 per share was subject to adjustment in the event the Company issued or sold, or was deemed to have issued or sold, any of its common stock for consideration of less than $3.75 per share. In connection with the placement of this indebtedness, the Company issued to a third party a warrant for the purchase of 9,395 shares of common stock at $3.75 per share exercisable through December 31, 2000. The carrying amounts of the promissory notes approximated their fair values at December 31, 1995. Subsequent to December 31, 1995, the Company issued to certain other shareholders $761,550 of additional fixed rate convertible promissory notes with the same terms.

     On May 28, 1996 fixed rate convertible promissory notes payable to related parties in the amount of $1,800,000 plus accrued interest of $65,083 were converted into 497,349 shares of Common Stock. On May 31, 1996 a portion of the proceeds from the initial public offering was used to pay in full fixed rate promissory notes to related parties totaling $1,500,150 and a note payable to a bank in the amount of $300,000. At December 31, 1996 there are no loans or debt outstanding.

     On June 15, 1995 the Company entered into a line-of-credit arrangement for short-term debt with a bank under which the Company could borrow up to $300,000 at the prime rate plus one percent. The line-of-credit, which expired on June 15, 1996, was subject to commitment fees of .65% of the unused line-of-credit and borrowings thereunder were guaranteed up to $100,000 each by three officer/directors of the Company. No borrowings were outstanding at December 31, 1995 under this line-of credit.

6.  SHAREHOLDERS' EQUITY

RECAPITALIZATION

     On May 28, 1996 all of the 1,611,269 outstanding shares of Class B Common Stock were converted on a one-for-one basis into shares of Common Stock and accrued salaries of $320,624 were converted into 100,195 shares of Common Stock. In addition, on May 28, 1996 the holders of warrants for 1,261,899 shares made cashless exercises thereof to purchase an aggregate of 889,912 shares of Common Stock (after giving effect to the conversion on a one-for-one basis of shares of Class B Common Stock issued upon exercise of such warrants). Holders of additional warrants exercised such warrants in full to purchase 62,104 shares of Common Stock for $268,218 on or prior to May 28, 1996.

     On May 28, 1996 the Company filed an amendment to its Articles of Incorporation whereby the number of authorized shares of Common Stock was increased from 14,000,000 to 25,000,000, the Class B Common Stock was eliminated and 5,000,000 shares of Preferred Stock were authorized.

SHAREHOLDER RIGHTS PLAN

     On October 25, 1996 the Company's Board of Directors declared a dividend of one Right for each share of Common Stock held of record at the close of business on November 25, 1996. The Rights are generally not exercisable until 10 days after an announcement by the Company that a person has acquired at least 15% of the Company's Common Stock. Each Right, should it become exercisable, will entitle the owner to buy

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1/100th of a share of new Series A participating preferred stock at an exercise price of $85. The Rights, which do not have any voting rights, may be redeemed by the Company at a price of $.01 per Right at any time prior to a person's or group's acquisition of 15% or more of the Company's common stock.

     In the event the rights become exercisable as a result of the acquisition of at least 15% of the Company's Common Stock, each Right will entitle the owner, other than the acquiring person, to buy at the Rights' then current exercise price a number of shares of Common Stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of Common Stock per Right. The Rights expire on November 25, 2006 unless they are earlier exercised, redeemed, or exchanged. As a result of the adoption of the Shareholders' Rights Plan, 1,000,000 shares of authorized preferred stock have been reserved and designated as Series A Participating Preferred Stock.

STOCK OPTION PLAN

     The Company's Board of Directors adopted on May 26, 1992 the Novoste Corporation Stock Option Plan (the "Plan") under which options designated as either incentive or non-qualified stock options may be issued to employees, officers, directors, consultants and independent contractors of the Company or any parent, subsidiary or affiliate of the Company. Options granted under the Plan are at prices not less than the fair market value on the date of grant and may be exercised for a period of ten years from the date of grant. Options granted under the Plan have vesting periods ranging from immediately to four years. On August 20, 1996 the Plan was amended subject to shareholder approval to include a provision for options to accelerate and become immediately and fully exercisable upon a 50% or more change in control as defined in the Amended and Restated Stock Option Plan. The Company has reserved 2,500,000 shares of Common Stock for issuance under the Plan. As of December 31, 1996 there are 248,350 shares available for issuance.

     On August 20, 1996 the Stock Option and Compensation Committee of the Board of Directors of the Company adopted a Non-Employee Director Stock Option Plan, subject to shareholder approval. Concurrently, stock options covering 52,500 shares were granted, which vest over a three year period and exercises thereof are contingent upon the individuals' continued service as directors. The Company has reserved 100,000 shares of Common Stock for issuance under the Plan.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Activity under the Plans are summarized as follows:

                                                   NUMBER OF     PRICE PER       WEIGHTED-
                                                    SHARES         SHARE       AVERAGE PRICE
                                                   ---------   -------------   -------------
Outstanding at January 1, 1994...................  1,330,125   $ .25 - $3.20
Options granted..................................    166,000    3.00 -  3.20
Options exercised................................    (35,500)    .25 -  1.00
Options canceled.................................    (16,000)           3.20
                                                   ---------
Outstanding at December 31, 1994.................  1,444,625     .25 -  3.20
Options granted..................................    359,750            3.20
Options exercised................................     (9,300)            .25
                                                   ---------
Outstanding at December 31, 1995.................  1,795,075     .25 -  3.20
Options granted..................................    209,250    8.00 - 14.00      $10.23
Options exercised................................   (174,700)   3.00 -  3.25        3.19
Options forfeited................................    (17,850)           3.25        3.20
                                                   ---------
Outstanding at December 31, 1996.................  1,811,775     .25 - 14.00        2.29
                                                   =========
Exercisable at December 31, 1996.................  1,267,937     .25 -  3.20        0.74
                                                   =========

     The following table summarizes information concerning currently outstanding and exercisable options:

              OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
------------------------------------------------   ---------------------------------
                                    WEIGHTED       WEIGHTED                 WEIGHTED
   RANGE OF                         AVERAGE        AVERAGE                  AVERAGE
   EXERCISE         NUMBER         REMAINING       EXERCISE     NUMBER      EXERCISE
    PRICES        OUTSTANDING   CONTRACTUAL LIFE    PRICE     EXERCISABLE    PRICE
---------------   -----------   ----------------   --------   -----------   --------
$  .25 - $ 3.20    1,602,525          6.3           $ 1.25     1,267,937      $.74
  8.00 -   9.75      143,250          9.6             8.85            --        --
 12.25 -  14.00       66,000          9.6            13.22            --        --
                   ---------
                   1,811,775          6.8             2.29     1,267,937       .74
                   =========                                   =========

     On May 20, 1996 the Company amended an option to purchase 100,000 shares of Common Stock at $3.20 per share of which options for 75,000 shares had not yet become exercisable. As amended, options to purchase such 75,000 shares become exercisable at the annual rate of 25,000 shares beginning May 20, 1997, subject to acceleration upon the achievement of three specified milestones at the rate of 25,000 shares per milestone. The Company is recording total non-cash compensation expense of $810,000 ratably over the three year period ending May 19, 1999, subject to acceleration if the specified milestones are met at earlier dates; $168,750 was expensed in 1996 relating to these options.

     Pro forma information regarding net loss and net loss per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method prescribed by that Statement. The fair value for options granted prior to the initial public offering was estimated at the date of grant using the Minimum Value pricing model. The fair value for options granted subsequent to the initial public offering was estimated at the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the appropriate models for 1996 and 1995: risk-free interest rates of 6.69% and 6.32%, respectively; no dividend yields; volatility factor of the expected market price of the Company's common stock of 0.928 in 1996 (not applicable in 1995); and a weighted-average expected life of the option of 6 years.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                 1996          1995
                                                              -----------   -----------
Pro forma net loss..........................................  $(6,175,817)  $(3,317,068)
Pro forma net loss per share................................        (0.92)        (0.71)
Weighted-average fair value of options granted..............         1.01          6.97

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

7.  EMPLOYEE BENEFIT PLAN

     Effective January 1, 1997, the Company adopted a Defined Contribution 401(k) Plan in which all employees who are at least 21 years of age are eligible to participate. Contributions of up to 15% of compensation to the 401(k) Plan will be made by employees through salary withholdings. Company contributions are discretionary.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED CONDENSED BALANCE SHEET

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 15,737,474
  Short-term investments....................................     3,961,633
  Prepaid expenses..........................................       148,214
                                                              ------------
          Total current assets..............................    19,847,321
Property and equipment, net.................................     1,068,197
License agreements, net.....................................       143,168
Other assets................................................       215,664
                                                              ------------
                                                              $ 21,274,350
                                                              ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    306,537
  Accrued expenses and taxes withheld.......................     1,474,516
                                                              ------------
          Total current liabilities.........................     1,781,053
                                                              ------------
Shareholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized; no shares issued and outstanding...........            --
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 8,502,930 shares issued....................        85,029
  Additional paid-in capital................................    42,405,272
  Deficit accumulated during the development stage..........   (22,973,164)
                                                              ------------
                                                                19,517,137
  Less treasury stock, 5,780 shares of common stock, at
     cost...................................................       (23,840)
                                                              ------------
          Total shareholders' equity........................    19,493,297
                                                              ------------
                                                              $ 21,274,350
                                                              ============

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

                                                       NINE MONTHS ENDED           FROM INCEPTION
                                                         SEPTEMBER 30,             (MAY 22, 1992)
                                                   --------------------------   THROUGH SEPTEMBER 30,
                                                       1997          1996               1997
                                                   ------------   -----------   ---------------------
Miscellaneous revenues...........................  $     29,313   $        --       $    320,200
Costs and expenses:
  Research and development.......................     8,618,578     2,799,071         17,505,610
  General and administrative.....................     1,342,605     1,091,872          5,430,146
  Marketing......................................       575,390       341,168          2,107,501
                                                   ------------   -----------       ------------
                                                     10,536,573     4,232,111         25,043,257
                                                   ------------   -----------       ------------
Loss from operations.............................   (10,507,260)   (4,232,111)       (24,723,057)
                                                   ------------   -----------       ------------
Interest income..................................       939,810       559,642          1,931,652
Interest expense.................................            --       (87,331)          (181,759)
                                                   ------------   -----------       ------------
Net loss.........................................  $ (9,567,450)  $(3,759,800)      $(22,973,164)
                                                   ============   ===========       ============
Net loss per share...............................  $      (1.14)  $     (0.60)
                                                   ============   ===========
Weighted average shares outstanding..............     8,375,739     6,275,378
                                                   ============   ===========

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

                                                           NINE MONTHS             FROM INCEPTION
                                                       ENDED SEPTEMBER 30,         (MAY 22, 1992)
                                                    -------------------------   THROUGH SEPTEMBER 30,
                                                       1997          1996               1997
                                                    -----------   -----------   ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..........................................  $(9,567,450)  $(3,759,800)      $(22,973,164)
Adjustments to reconcile net loss to net cash used
  by operating activities:
  Depreciation and amortization...................      310,150       223,647          1,188,025
  Issuance of stock for services or
     compensation.................................      202,500       248,076          1,149,818
  Changes in assets and liabilities:
     Prepaid expenses.............................      (21,865)     (187,736)          (155,673)
     Accounts payable.............................      150,591        59,632            306,537
     Accrued expenses and taxes withheld..........      809,341       152,954          1,869,023
     Other........................................      130,719            --           (225,318)
                                                    -----------   -----------       ------------
Net cash used by operations.......................   (7,986,014)   (3,263,227)       (18,840,752)
                                                    -----------   -----------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Maturity (purchase) of short-term investments.....    3,627,060    (2,977,365)        (3,961,633)
Purchase of property and equipment, net...........     (192,204)     (305,234)        (1,944,630)
                                                    -----------   -----------       ------------
Net cash provided by (used by) investing
  activities......................................    3,434,856    (3,282,599)        (5,906,263)
                                                    -----------   -----------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable...........           --     2,561,700          4,770,150
Repayment of notes payable........................           --    (1,800,150)        (2,970,150)
Proceeds from issuance of common stock............      333,805    31,023,428         38,684,489
                                                    -----------   -----------       ------------
Net cash provided by financing activities.........      333,805    31,784,978         40,484,489
                                                    -----------   -----------       ------------
Net (decrease) increase in cash and cash
  equivalents.....................................   (4,217,353)   25,239,152         15,737,474
Cash and cash equivalents at beginning of
  period..........................................   19,954,827       817,587                 --
                                                    -----------   -----------       ------------
Cash and cash equivalents at end of period........  $15,737,474   $26,056,739       $ 15,737,474
                                                    ===========   ===========       ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest............................           --   $   101,312       $    165,137
                                                    ===========   ===========       ============

                            See accompanying notes.

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997

NOTE 1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with instructions to Article 10 of Regulation S-X. Accordingly, such financial statements do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

     The operating results of the interim periods presented are not necessarily indicative of the results to be achieved for the year ending December 31, 1997. The accompanying financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1996 and for the cumulative period from May 22, 1992 (inception) through December 31, 1996, included elsewhere herein.

     Certain prior year expense amounts have been reclassified in the Statements of Operations for the nine months ended September 30, 1996 and the period from inception through September 30, 1997 to conform with current year classifications.

NOTE 2.  NET LOSS PER SHARE

     The net loss per share is computed based on the weighted average number of common shares outstanding after giving effect to certain adjustments described below. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except that, in accordance with SEC requirements, common and common stock equivalent shares issued during the twelve-month period prior to the initial filing of the public offering on April 11, 1996 have been included in the calculations as if they were outstanding through March 31, 1996 using the treasury stock method. See
Exhibit 11.

     Historical net loss per share information presented in accordance with GAAP for the period affected by the above mentioned SEC requirement is as follows:

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                                        1996
                                                                  -----------------
    Net loss per share..........................................         $(0.63)
                                                                     ==========
    Shares used in computing net loss per share.................      6,002,227
                                                                     ==========

     In February 1997 the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, "Earnings per Share", which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter and year ending December 31, 1997, and, upon adoption, all prior-period earnings per share data presented shall be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 31, 1997 is not permitted. The adoption of SFAS No. 128 is not anticipated to have a material impact on operations.

NOTE 3.  CASH EQUIVALENTS AND INVESTMENTS

     Cash equivalents are comprised of certain highly liquid investments with maturities of less than three months. In addition to cash equivalents, the Company has investments in commercial paper that are classified

                              NOVOSTE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

as short-term (mature in more than 90 days but less than one year). Such investments are classified as held-to-maturity, as the Company has the ability and intent to hold them until maturity. Investments held-to-maturity are carried at amortized cost, adjusted for the amortization or accretion of premiums or discounts without recognition of gains or losses that are deemed to be temporary. Premiums and discounts are amortized or accreted over the life of the related instrument as an adjustment to yield using the straight-line method, which approximates the effective interest method. Interest income is recognized when earned. Fair value approximates carrying value for all cash equivalents and investments.

NOTE 4.  SHAREHOLDERS' EQUITY

     On May 20, 1996 the Company amended an option to purchase 100,000 shares of Common Stock at $3.20 per share of which options for 75,000 shares had not yet become exercisable. As amended, options to purchase such 75,000 shares become exercisable at the annual rate of 25,000 shares beginning May 20, 1997, subject to acceleration upon the achievement of three specified milestones at the rate of 25,000 shares per milestone. The Company is recording total non-cash compensation expense of $810,000 ratably over the three year period ending May 19, 1999 subject to acceleration if the specific milestones are met at earlier dates. The Company expensed $202,500 and $248,000 relating to these options in the nine months ended September 30, 1997 and 1996, respectively.

NOTE 5.  MISCELLANEOUS REVENUE

     On May 15, 1997 the Company sold all of the technology, intellectual property and equipment relating to the "Pulse Plus" blood containment device product line for $130,000 in cash and a continuing royalty. During each 12-month period following the date of the first sale of the device (the "Royalty Period"), the Company shall receive a royalty equal to $.10 per unit on the initial 500,000 units sold and $.08 per unit on all units sold in excess of 500,000. The purchaser guaranteed minimum royalty payments of $10,000 for the first Royalty Period, $20,000 for the second Royalty Period and $30,000 in the third Royalty Period. Royalties shall cease with the expiration of the last related patent. The net book value of the equipment sold was $101,000 and the Company recorded a $29,000 gain on the sale as miscellaneous revenue in the nine months ended September 30, 1997.

NO DEALER, SALES PERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     3
Incorporation of Certain Documents by
  Reference...........................     3
Prospectus Summary....................     4
Safe Harbor Provisions of the Private
  Securities Litigation Reform Act....     7
Risk Factors..........................     7
Use of Proceeds.......................    16
Price Range of the Common Stock.......    16
Dividend Policy.......................    16
Dilution..............................    17
Capitalization........................    17
Selected Financial Data...............    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    22
Management............................    38
Principal and Selling Shareholders....    41
Underwriting..........................    44
Legal Matters.........................    45
Experts...............................    45
Index to Financial Statements.........   F-1
Report of Independent Auditors........   F-2

                                2,000,000 SHARES

                                  NOVOSTE (TM)

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                               PIPER JAFFRAY INC.

                                COWEN & COMPANY

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                               NOVEMBER 17, 1997